UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 2400, 500 4th Avenue SW

Calgary, Alberta T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Trust Indenture, dated April 7, 2010, among North American Energy Partners Inc., the guarantors party thereto and CIBC Mellon Trust Company.

2.	Supplemental Trust Indenture, dated April 7, 2010, among North American Energy Partners Inc., the guarantors party thereto and CIBC Mellon Trust Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley, CFO
Name: Title:	David Blackley Chief Financial Officer

Date: June 10, 2010

TRUST INDENTURE

NORTH AMERICAN ENERGY PARTNERS INC.

- and -

EACH OF THE GUARANTORS PARTY HERETO

- and -

CIBC MELLON TRUST COMPANY

PROVIDING FOR THE ISSUE OF DEBENTURES

April 7, 2010

THIS TRUST INDENTURE made as of the 7th day of April, 2010.

AMONG:

NORTH AMERICAN ENERGY PARTNERS INC.,

a corporation existing under the laws of Canada,

(hereinafter called “NAEP” or the “Corporation”),

- and -

EACH OF THE GUARANTORS PARTY HERETO,

- and -

CIBC MELLON TRUST COMPANY,

a trust company existing under the laws of Canada

and duly authorized to carry on the business of a trust company in each province of Canada,

(hereinafter called the “Trustee”)

WHEREAS the Corporation wishes to issue Debentures in the manner and subject to the terms and conditions set forth in this Indenture;

NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Corporation, the Guarantors and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the Debentureholders, as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)

“this Indenture”, “this Trust Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b)

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Corporation or at the time it amalgamates, merges or consolidates with or into the Corporation or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Corporation or such acquisition, amalgamation, merger or consolidation;

(c)	“Additional Amounts” has the meaning given to this term in Section 5.22;

(d)	“Additional Assets” means:

(i)

any Property (other than cash or Cash Equivalents, securities and Capital Stock) to be owned by the Corporation or any Restricted Subsidiary in a Related Business (including any capital expenditures with respect to any Property already owned or to be owned); or

(ii)

Capital Stock of a Person in a Related Business that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Corporation or another Restricted Subsidiary from any Person other than the Corporation or a Subsidiary of the Corporation, or

(iii)	Capital Stock constituting a minority interest in any Person in a Related Business that at such time is a Restricted Subsidiary;

(e)

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

(f)	“Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments) in each of the Provinces of Canada and in the United States of America;

(g)

“Asset Acquisition” means (1) an Investment by the Corporation or any Restricted Subsidiary of the Corporation in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Corporation or any Restricted Subsidiary of the Corporation, or shall be merged with or into the Corporation or any Restricted Subsidiary of the Corporation, or (2) the acquisition by the Corporation or any Restricted Subsidiary of the Corporation of the assets of any Person (other than a Restricted Subsidiary of the Corporation) that constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business;

(h)

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Corporation or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Corporation or a Restricted Subsidiary of the Corporation of: (1) any Capital Stock (other than directors’ qualifying shares) of any Restricted Subsidiary of the Corporation; or (2) any other property or assets of the Corporation or any Restricted Subsidiary of the Corporation other than in the ordinary course of business; provided, however, that Asset Sales shall not include: (a) a transaction or series of related transactions for which the Corporation or its Restricted Subsidiaries receive aggregate consideration of less than $10.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Corporation as permitted under Section 9.1; (c) any Restricted Payment or Permitted Investment permitted by Section 5.10; (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business; (e) disposals or replacements of damaged, obsolete or worn out equipment; and (f) dispositions in connection with Permitted Liens;

(i)

“Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended; such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP;

(j)

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada), or any similar Canadian or United States federal, provincial, state or foreign law for the reorganization or relief of debtors, including laws providing for any plan of compromise or arrangement or other corporate proceeding involving or affecting creditors;

(k)	“Beneficial Holder” means any Person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(l)	“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof;

(m)

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by an officer of such Person to have been duly adopted by the applicable Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee;

(n)

“Book-Entry System” means the record entry securities transfer and pledge system administered by the Depositary in accordance with its operating rules and procedures in force from time to time, or any successor system;

(o)	“Business Day” means any day other than a Saturday, Sunday or any other day that the Trustee in Calgary, Alberta or Toronto, Ontario is not generally open for business;

(p)	“Capital Stock” means:

(i)

with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) in the capital of such Person, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(ii)

with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing;

(q)

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP;

(r)	“Cash Equivalents” means:

(i)

obligations issued by, or unconditionally guaranteed by, the United States or Canadian Government or issued by any agency thereof and backed by the full faith and credit of the United States or Canada, as the case may be, in each case maturing within one year from the date of acquisition thereof;

(ii)

commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A 1 from Standard & Poor’s Ratings Services, a division of McGraw-Hill Companies, Inc., or at least P 1 from Moody’s Investors Service, Inc. or by DBRS Limited;

(iii)

certificates of deposit, eurodollar time deposits or bankers’ acceptances maturing within one year from the date of acquisition thereof and overnight bank deposits, in each case issued by any bank organized under the laws of Canada or any province thereof or the United States of America or any state thereof or the District of Columbia or any U.S. or Canadian branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than US$500 million;

(iv)

repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) or (iii) above entered into with any bank meeting the qualifications specified in clause (iii) above; and

(v)	investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (iv) above;

(s)	“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

(t)	“Change of Control” means the occurrence of one or more of the following events:

(i)

any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets or properties of the Corporation and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly and in concert (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of this Indenture); or

(ii)

any Person or Group shall become the beneficial owner, directly or indirectly (with beneficial ownership being as defined and calculated as set forth in Section 90 of the Securities Act (Ontario)), of shares representing more than 50% of the Capital Stock (measured by voting power rather than number of shares) that is at the time entitled to vote for the election of the Board of Directors of the Corporation;

(u)

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non voting) of such Person’s equity securities, whether outstanding on the Issue Date or issued after the Issue Date;

(v)	“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(i)	Consolidated Net Income; and

(ii)	to the extent Consolidated Net Income has been reduced thereby:

(A)	all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(B)	Consolidated Interest Expense; and

(C)	Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period,

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP;

(w)

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the latest four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction or event giving rise to the need to calculate the

Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(i)

any incurrence or repayment, repurchase, defeasance, discharge or other retirement of other Indebtedness (after giving effect to the application of the proceeds thereof and not including the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, the incurrence of Permitted Indebtedness on the Transaction Date and the repayment of any Indebtedness on the Transaction Date with the proceeds of Permitted Indebtedness on such date) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, repurchase, defeasance, discharge or other retirement, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(ii)

any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period)) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness;

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i)

interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(ii)

notwithstanding clause (i) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements;

(x)	“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(i)	Consolidated Interest Expense; plus

(ii)

the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person and its Restricted Subsidiaries held by Persons other than the Corporation or a Restricted Subsidiary (other than dividends paid in Qualified Capital Stock) paid or accrued during such period times and (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated U.S. federal, Canadian federal, state, provincial, territorial and local income tax rate of such Person, expressed as a decimal;

(y)	“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(i)

the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and amortization of deferred financing costs; (b) the net costs under Interest Swap Obligations and Currency Agreements; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

(ii)

the imputed interest expense in relation to leases constituting Sale and Leaseback Transactions and the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP;

provided, however, that Consolidated Interest Expense shall not include (i) any gain or loss from extinguishment of debt, including the write-off of debt issuance costs and (ii) the fixed charges of a Restricted Subsidiary to the extent (and in the same proportion) that the net income of such Subsidiary was excluded in calculating Consolidated Net Income pursuant to clause (iii) of the definition thereof for such period; and (iii) interest on any Convertible Debentures to the extent such interest is satisfied by the issuance of Qualified Capital Stock;

(z)

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(i)

after tax gains or losses from Asset Sales (without regard to the $10.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto or any returned surplus assets of any pension plan;

(ii)

the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person or such Person’s assets are acquired by the referent Person or any Restricted Subsidiary of the referent Person;

(iii)

the income of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise; provided, however, that such income shall be included in determining Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary to the Corporation or another Restricted Subsidiary as a dividend in compliance with such restriction;

(iv)

the income (or loss) of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person;

(v)

in the case of a successor to the referent Person by consolidation, amalgamation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, amalgamation, merger or transfer of assets;

(vi)

the cumulative effect of a change in accounting principles, including any impact resulting from the conversion to International Financial Reporting Standards (“IFRS”) or United States generally accepted accounting principles;

(vii)

the effect of any non-cash items resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, goodwill and deferred financing costs but excluding inventory) of the Corporation or any of its consolidated Restricted Subsidiaries incurred subsequent to the Issue Date (excluding any such non-cash item to the extent that it represents and accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed); and

(viii)	to the extent not included in (i) to (vii) above any extraordinary gains or extraordinary losses (including fees and expenses relating to any event or transaction giving rise thereto);

(aa)

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period including, without limitation, accrual of stock based compensation expense to the extent not paid in cash or if satisfied by the issue of new equity, the non-cash currency translation losses or mark-to-market losses on any Interest Swap Obligation or Currency Agreement or any embedded derivative, and goodwill impairment, determined on a consolidated basis in accordance with GAAP (excluding any such charge that requires an accrual of or a reserve for cash charges for any future period);

(bb)	“Convertible Debentures” means, with respect to the Corporation, convertible subordinated debentures issued by the Corporation which have all of the following characteristics:

(i)

the obligations under, pursuant or relating to such debentures and the indenture or agreement governing such debentures shall be unsecured obligations of the Corporation, and no Restricted Subsidiary shall have provided a guarantee or any financial assistance in respect of any of such obligations;

(ii)

an initial final maturity, or due date in respect of repayment of principal, which is after the final stated Maturity Date of each Debenture issued hereunder in effect at the time such debentures are issued;

(iii)

no scheduled or mandatory payments, redemptions or purchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of Common Stock as contemplated in (vii) below and other than on a change of control of the Corporation where a Change of Control of the Corporation also occurs) prior to the final stated Maturity Date of each Debenture issued hereunder in effect at the time such debentures are issued;

(iv)	upon and during the continuance of any Default or Event of Default:

(A)

all amounts payable by the Corporation in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to such debentures are subordinate and junior in right of payment to the Debentures; and

(B)	no enforcement steps and proceedings may be commenced in respect of such debentures;

(v)

upon any distribution of the assets of the Corporation on any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit creditors or any other marshalling of the assets and liabilities of the Corporation, or otherwise), any and all obligations arising under the Debentures shall first be paid in full in cash, or provisions made for such payment, before any payment by the Corporation is made on account of principal, premium (if any), interest or other obligations payable in regard to such debentures;

(vi)	a Default, Event of Default, acceleration of time for repayment under the Debentures shall not in and of itself:

(A)	cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing the same; or

(B)	cause or permit the obligations under, pursuant or relating to such debentures to be due and payable prior to the stated Maturity Date thereof;

(vii)

payments of principal due and payable under, pursuant or related to such debentures can be satisfied, at the option of the Corporation, by issuing and delivering Qualified Capital Stock in accordance with the indenture or agreement governing such debentures; and

(viii)

payments of interest due and payable under, pursuant or relating to such debentures can be satisfied, at the option of the Corporation and in accordance with the indenture or agreement governing such debenture, by payment of the proceeds of the issue and sale of Qualified Capital Stock resulting from a bid process whereby the trustee under the indenture or agreement governing such debentures:

(A)	accepts delivery from the Corporation for such shares;

(B)	accepts bids with respect to, and consummate sales of, such shares, each as the Corporation shall direct in its absolute discretion; and

(C)	uses the proceeds received from such sale of shares to satisfy such interest,

where the acceptance of any such bid in accordance with (B) above is conditional on the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of shares equalling the interest due on the applicable Interest Payment Date;

(cc)	“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by NAEP and acceptable to the Trustee;

(dd)

“Credit Agreement” means the amended and restated credit agreement of the Corporation dated as of June 24, 2009, with a syndicate of lenders, as such agreement may be amended (including any deferrals, renewals, amendments and restatements thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, refunding, replacing or otherwise substituting, restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Corporation as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement, or any successor or replacement agreement or agreements and whether by the same or any other agent, lender, creditor or group of lenders or creditors;

(ee)

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement to which the Corporation or a Restricted Subsidiary is party that is designed to protect such Corporation or any Restricted Subsidiary of the Corporation against fluctuations in currency values or exchange rates;

(ff)	“Debentureholder” means a Person in whose name a Debenture is registered;

(gg)

“Debentures” means the debentures, notes or other evidences of indebtedness of NAEP issued and certified hereunder, or deemed to be issued and certified hereunder, for the time being outstanding, whether in definitive or interim form;

(hh)	“Default” means an event or condition the occurrence or existence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default;

(ii)	“Defeased Debentures” has the meaning ascribed thereto in Section 8.6(b);

(jj)

“Depository” means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the Person designated as depository by NAEP pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, “Depository” as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series;

(kk)

“Depository Participant” means a broker, dealer, bank, other financial institution or other Person for whom, from time to time, a Depository effects book entry for a Global Debenture deposited with the Depository;

(ll)	“Designation” has the meaning given to this term in Section 5.21;

(mm)	“Designation Amount” has the meaning given to this term in Section 5.21;

(nn)

“Disqualified Capital Stock” means that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute (i) a Change of Control or (ii) an Asset Sale if the terms of such Capital Stock provide that the Corporation may not purchase or redeem such Capital Stock prior to compliance by the Corporation with Section 5.17 and except in compliance with Section 5.13), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of (i) a Change of Control or (ii) an Asset Sale if the terms of such Capital Stock provide that the Corporation may not purchase or redeem such Capital Stock prior to compliance by the Corporation with Section 5.17 and except in compliance with Section 5.13) on or prior to the date on which the Debentures mature or are redeemed or retired in full;

(oo)	“Event of Default” has the meaning ascribed thereto in Section 7.1;

(pp)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 10.13;

(qq)

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Determination of fair market value shall be by the Board of Directors of the Corporation acting reasonably and in good faith and evidenced by a board resolution;

(rr)	“Fully Registered Debentures” means Debentures registered as to both principal and interest;

(ss)	“GAAP” means at any time generally accepted accounting principles used to prepare the Corporation’s then current financial statements, as permitted by Applicable Securities Legislation;

(tt)

“Global Debenture” means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.5 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository’s book-entry only registration system;

(uu)	“Group” is defined in the definition of “Change of Control”;

(vv)

“guarantee” means a direct or indirect guarantee (other than by endorsement of negotiable instruments in the ordinary course of business) by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings;

(ww)

“Guarantor” means: (1) each of the Corporation’s Subsidiaries existing on the date of this Indenture and named as such in this Indenture; and (2) each of the Corporation’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of this Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of this Indenture;

(xx)	“Indebtedness” means with respect to any Person, without duplication:

(i)	all indebtedness of such Person for borrowed money;

(ii)	all indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii)	all Capitalized Lease Obligations of such Person;

(iv)

the deferred purchase price of property, conditional sale obligations and all obligations under any title retention agreement (but excluding operating leases and trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(v)	all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(vi)	net obligations under Currency Agreements and Interest Swap Obligations of such Person;

(vii)	guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (vi) above;

(viii)

obligations of any other Person of the type referred to in clauses (i) through (vii) that are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or asset and the amount of the obligation so secured;

(ix)	all Attributable Indebtedness in respect of Sale and Leaseback Transactions; and

(x)

Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such price shall be the Fair Market Value thereof.

The amount of any Indebtedness outstanding as of any date will be:

(i)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(ii)	the principal amount of the Indebtedness in the case of any other Indebtedness.

(yy)	“Interest Payment Date” means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable;

(zz)

“Interest Swap Obligations” means the obligations of the Corporation or any Restricted Subsidiary or pursuant to any arrangement with any other Person, whereby, directly or indirectly, the Corporation or any Restricted Subsidiary is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall also include, without limitation, interest rate swaps, caps, floors, collars and similar agreements;

(aaa)

“Investment” means, with respect to any Person, any direct or indirect investment in any other Person in the form of loans, advances or other extensions of credit (including, without limitation, a guarantee) or capital contributions to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for consideration by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Corporation and its Restricted Subsidiaries in the ordinary course of business. If the Corporation or any Restricted Subsidiary of the Corporation sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Corporation such that, after giving effect to any such sale or disposition, the Corporation no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Corporation shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Common Stock of such Restricted Subsidiary not sold or disposed of;

(bbb)	“Issue Date” means the date in respect of any issue of Debentures specified in the applicable supplemental indenture;

(ccc)

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof excluding, for the avoidance of doubt, operating leases as determined in accordance with GAAP that are not Sale and Leaseback Transactions);

(ddd)	“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto;

(eee)

“Maturity Account” means an account or accounts required to be established by NAEP (and which shall be maintained by and subject to the control of the Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(fff)	“Maturity Date” means the date specified for the maturity of any Debentures;

(ggg)

“Minor Subsidiary” means a Subsidiary of NAEP which has consolidated assets of less than $1.0 million and consolidated revenues for the most recently completed twelve-month period of less than $1.0 million and is designated by the Corporation as a “Minor Subsidiary”, provided that, in no event shall Minor Subsidiaries have consolidated assets on an aggregate basis greater than $10 million or consolidated revenues for the most recently completed twelve-month period on an aggregate basis of greater than $15 million;

(hhh)	“NAEP” or the “Corporation” means North American Energy Partners Inc. and includes any successor to or of NAEP which shall have complied with the provisions of Article 9;

(iii)	“NAEP’s Auditors” or “Auditors of NAEP” means an independent firm of chartered accountants duly appointed as auditors of NAEP;

(jjj)

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Corporation or any of its Restricted Subsidiaries from such Asset Sale net of:

(i)

reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions and other direct costs of sale);

(ii)	taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(iii)

repayment of Indebtedness that is secured by a Lien on the property or assets that are the subject of such Asset Sale or is otherwise required to be repaid (other than pursuant to this Indenture) as a result of such Asset Sale; and

(iv)

appropriate amounts to be provided by the Corporation or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Corporation or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

Further, with respect to an Asset Sale by a Restricted Subsidiary that is not a Wholly-Owned Restricted Subsidiary, Net Cash Proceeds shall be reduced pro rata for the portion of the equity of such Subsidiary that is not owned by the Corporation.

(kkk)	“Non-Recourse Debt” means:

(i)

the Corporation’s and any Restricted Subsidiary’s Indebtedness, other than Capitalized Lease Obligations, incurred in connection with the construction, development or acquisition by the Corporation or such Restricted Subsidiary in the ordinary course of business of assets used in its business, including equipment, office buildings and other real property used by the Corporation or such Restricted Subsidiary in conducting the Corporation’s or such Restricted Subsidiary’s operations; and

(ii)	any renewals and refinancings of such Indebtedness.

For Indebtedness described in the clauses (i) and (ii) to qualify as Non-Recourse Debt, the holders of such Indebtedness must agree that they will look solely to the equipment or assets so constructed, developed or acquired and the proceeds thereof which secure such Indebtedness, subject to customary exceptions such as indemnifications for misrepresentation, environmental, title, fraud and other matters, and neither the Corporation nor any Restricted Subsidiary may: (x) be directly or indirectly liable for such Indebtedness, or (y) provide credit support, including any undertaking, guarantee, agreement or instrument that would constitute Indebtedness, other than the grant of a Lien on such equipment or such constructed, developed or acquired fixed assets and the proceeds therefrom;

(lll)

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness;

(mmm)

“Officer” means, (a) with respect to any Person that is a corporation, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Controller or principal accounting officer, the Treasurer, the Secretary or any Vice-President of such Person and (b) with respect to any other Person, the individuals selected by such Person to perform functions similar to those of the officers listed in clause (a);

(nnn)

“Officers’ Certificate” means a certificate of NAEP signed by any two persons, each of whom is an authorized officer or director of NAEP, in his or her capacity as an officer or director of NAEP, as the case may be, and not in his or her personal capacity;

(ooo)	“Opinion of Counsel” means an opinion from legal counsel, who may be an employee of or counsel to the Corporation, who is reasonably acceptable to the Trustee;

(ppp)

“Periodic Offering” means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by NAEP upon the issuance of such Debentures from time to time;

(qqq)	“Permitted Indebtedness” means the following, each of which will be given independent effect:

(i)

Indebtedness under the Series 1 Debentures issued on the first Issue Date of the Series 1 Debenture initially issued (and for greater certainty, not an Issue Date of a Series 1 Debenture issued subsequent to the initial issuance of Series 1 Debentures) and the related Guarantees;

(ii)

Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $200 million, less the amount of any required prepayments thereunder with the Net Cash Proceeds of Asset Sales;

(iii)

other Indebtedness of the Corporation and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(iv)

Interest Swap Obligations of the Corporation or any Restricted Subsidiary of the Corporation covering Indebtedness of the Corporation or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Corporation and its Restricted Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(v)

Indebtedness under Currency Agreements entered into by the Corporation or a Restricted Subsidiary for the purpose of limiting currency exchange risks directly related to transactions entered into by the Company or such Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

(vi)

Indebtedness of a Restricted Subsidiary of the Corporation to the Corporation or to a Wholly Owned Restricted Subsidiary of the Corporation for so long as such Indebtedness is held by the Corporation or a Wholly Owned Restricted Subsidiary of the Corporation, in each case subject to no Lien held by a Person other than the Corporation or a Wholly Owned Restricted Subsidiary of the Corporation; provided that if as of any date any Person other than the Corporation or a Wholly Owned Restricted Subsidiary of the Corporation owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (vi) by the issuer of such Indebtedness in the amount of the Indebtedness no longer so held;

(vii)

Indebtedness of the Corporation to a Wholly Owned Restricted Subsidiary of the Corporation for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Corporation, subject to no Lien other than a Lien permitted under this Indenture; provided that (A) any Indebtedness of the Corporation to any Wholly Owned Restricted Subsidiary of the Corporation that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Corporation’s obligations under the Debentures and (B) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Corporation owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (vii) by the Corporation in the amount of the Indebtedness no longer so held;

(viii)

Indebtedness arising from the honoring by a bank or other financial institution of a cheque, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(ix)

Indebtedness of the Corporation or any of its Restricted Subsidiaries in respect of bid or performance bonds, completion guarantees, performance guarantees, standby letters of credit, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(x)

Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Corporation and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $60 million at any one time outstanding;

(xi)

Indebtedness represented by guarantees by the Corporation or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred by the Corporation or the Guarantors under this Indenture other than Non-Recourse Debt;

(xii)

Indebtedness of the Corporation or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

(xiii)

additional Indebtedness of the Corporation and its Restricted Subsidiaries (other than Indebtedness permitted by Section 5.12) in an aggregate principal amount (or the accreted value, if applicable) not to exceed $50 million at any one time outstanding;

(xiv)	Non-Recourse Debt;

(xv)	Indebtedness under Convertible Debentures; and

(xvi)	Refinancing Indebtedness of Indebtedness incurred under clauses (i), (iii), (vi), (vii), (xi), (xii), this clause (xvi) and Section 5.12(a);

(rrr)	“Permitted Investments” means:

(i)

Investments by the Corporation or any Restricted Subsidiary of the Corporation in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Corporation or that will merge or consolidate into the Corporation or a Restricted Subsidiary of the Corporation;

(ii)

Investments by the Corporation or any Restricted Subsidiary of the Corporation in any one of the other of them; provided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Corporation’s obligations under the Debentures and this Indenture;

(iii)	investments in cash and Cash Equivalents;

(iv)	Currency Agreements and Interest Swap Obligations entered into by the Corporation or its Restricted Subsidiaries and otherwise in compliance with this Indenture;

(v)

Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(vi)

receivables owing to the Corporation or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Corporation or any such Restricted Subsidiary deems reasonable under the circumstances;

(vii)

Investments in prepaid expenses, negotiable instruments held for collection or deposit and lease, utility and workers compensation, performance and similar deposits entered into in the ordinary course of business;

(viii)	Investments made by the Corporation or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with Section 5.13;

(ix)	Investments represented by guarantees that are otherwise permitted under this Indenture;

(x)	Investments the payment for which is Qualified Capital Stock of the Corporation;

(xi)

any assets acquired as a result of a foreclosure by the Corporation or any such Restricted Subsidiary with respect to any secured Permitted Investment or other transfer of title with respect to any secured Permitted Investment in default;

(xii)

Investments existing on the date of this Trust Indenture and any amendment, extension, substitution, renewal or modification thereof to the extent that any such amendment, extension, substitution, renewal or modification does not require the Corporation or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith;

(xiii)	Investments to support bonding arrangements in the ordinary course of business;

(xiv)	Investments in Permitted Joint Ventures provided that the aggregate amount of such Investments shall not exceed at any time outstanding $250 million ;

(xv)

loans or advances to employees or customers in the ordinary course of business and guarantees or similar obligations with respect to the foregoing in an amount not to exceed $1.0 million in each fiscal year; and

(xvi)	additional Investments not to exceed $25 million at any one time outstanding;

(sss)

“Permitted Joint Venture” means an entity or agreement characterized as a joint venture in which, or pursuant to which, the Corporation or a Restricted Subsidiary has the right to receive a percentage of the profits or distributions at least equal to the percentage of its ownership interest or other interest and the joint venture is engaged principally in a Related Business;

(ttt)	“Permitted Liens” means the following types of Liens:

(i)	Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(ii)

Liens securing Indebtedness under the security granted in connection with the Credit Agreement, provided that such Indebtedness is permitted to be incurred under this Indenture and that aggregate Indebtedness secured under such Liens does not exceed at any time the greater of (i) $350 million and (ii) 350% of Consolidated EBITDA;

(iii)	Liens securing the Debentures and the Guarantees, if any;

(iv)	Liens of the Corporation or a Wholly Owned Restricted Subsidiary of the Corporation on assets of any Restricted Subsidiary of the Corporation;

(v)

Liens securing Refinancing Indebtedness that is incurred in accordance with the provisions of this Indenture to Refinance any Indebtedness that has been secured by a Lien permitted under this Indenture; provided, however, that such Liens: (a) are no less favourable to the Debentureholders in any material respect and are not more favourable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (b) do not extend to or cover any property or assets of the Corporation or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(vi)

Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Corporation or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(vii)

statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(viii)

Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, trade contracts government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(ix)	any attachment or judgment Liens not giving rise to an Event of Default;

(x)

easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Corporation or any of its Restricted Subsidiaries;

(xi)

any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Capitalized Lease Obligations are permitted to be incurred under this Indenture and that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(xii)

Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness is permitted to be incurred under this Indenture, (b) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment, together with the cost of installation, construction or improvement thereof, and shall not be secured by any property or equipment of the Corporation or any Restricted Subsidiary of the Corporation other than the property and equipment so acquired or constructed, and (c) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition or construction;

(xiii)

Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xiv)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(xv)

Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Corporation or any of its Restricted Subsidiaries, including rights of offset and set off;

(xvi)	Liens securing Interest Swap Obligations that are otherwise permitted under this Indenture;

(xvii)	Liens securing Currency Agreements that are otherwise permitted under this Indenture;

(xviii)	Liens securing Acquired Indebtedness incurred in accordance with Section 5.12; provided that:

(A)

such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Corporation or a Restricted Subsidiary of the Corporation and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Corporation or a Restricted Subsidiary of the Corporation; and

(B)

such Liens do not extend to or cover any property or assets of the Corporation or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Corporation or a Restricted Subsidiary of the Corporation and are no more favourable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Corporation or a Restricted Subsidiary of the Corporation;

(xix)	Liens on assets of a Restricted Subsidiary of the Corporation that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under this Indenture;

(xx)	leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Corporation and its Restricted Subsidiaries;

(xxi)	banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(xxii)	Liens evidenced by filing financing statements under applicable personal property security laws regarding leases;

(xxiii)	Liens in favour of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods;

(xxiv)

Liens in respect of operating leases to the extent constituting Liens under the Personal Property Security Act (Alberta) or any equivalent legislation; provided that such Liens do not extend to any property or assets which are not leased property subject to such operating lease or property ancillary thereto or the proceeds thereof; and

(xxv)

additional Liens securing Indebtedness or trade payables in an aggregate amount not to exceed $50 million at any time outstanding, provided that such Indebtedness is permitted to be incurred under this Indenture.

(uuu)

“Person” means an individual, corporation, limited liability company, partnership (general or limited), joint venture, association, trust, trustee, unincorporated organization government or any agency or political subdivision thereof or any other entity;

(vvv)

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation;

(www)	“Privacy Laws” has the meaning ascribed thereto in Section 12.18;

(xxx)

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to this Indenture, the value of any property shall be its Fair Market Value;

(yyy)	“Public Equity Offering” means an underwritten primary public offering of Qualified Capital Stock of the Corporation pursuant to a prospectus filed with the Applicable Securities Legislation;

(zzz)	“Purchase Date” means, with respect to any Debenture to be repurchased pursuant to Section 5.17, the date fixed for such repurchase by or pursuant to this Indenture;

(aaaa)

“Purchase Money Indebtedness” means Indebtedness of the Corporation and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property, equipment or a business;

(bbbb)	“Purchase Price” means the amount payable for the repurchase of any Debenture on a Purchase Date, exclusive of accrued and unpaid interest, unless otherwise specifically provided;

(cccc)	“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock;

(dddd)	“Redemption Date” means, with respect to any Debenture or portion thereof to be redeemed, the date fixed for such redemption by or pursuant to this Indenture;

(eeee)	“Redemption Notice” has the meaning ascribed thereto in Section 4.3;

(ffff)

“Redemption Price” means the amount payable for the redemption of any Debenture or portion thereof on a Redemption Date, exclusive of accrued and unpaid interest thereon to the Redemption Date, unless otherwise specifically provided, and includes the Tax Redemption Price;

(gggg)

“Refinance” means, in respect of any security or Indebtedness, to refinance, restructure, defer, extend, renew, refund, repay, prepay, purchase, repurchase, redeem, defease, satisfy or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings;

(hhhh)

“Refinancing Indebtedness” means any Indebtedness of the Corporation or a Restricted Subsidiary issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to Refinance in whole or in part, any Indebtedness of the Corporation or any Restricted Subsidiary, in each case that does not:

(i)

result in an increase in the aggregate principal amount (or accreted value, if applicable) of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable fees and expenses incurred by the Corporation or any Restricted Subsidiary in connection with such Refinancing); or

(ii)

create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; and (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Corporation (and is not otherwise guaranteed by a Restricted Subsidiary of the Corporation), then such Refinancing Indebtedness shall be Indebtedness solely of the Corporation and (y) if such Indebtedness being Refinanced is subordinate or junior to the Debentures or any

Guarantee, then such Refinancing Indebtedness shall be subordinate to the Debentures or such Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced;

(iiii)	“Related Business” means any business that is related, ancillary or complementary to the business of the Corporation and the Restricted Subsidiaries on the Issue Date or reasonable extensions thereof;

(jjjj)	“Restricted Payment” means any of the following:

(i)

the declaration or payment of any dividend or making any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Corporation) on or in respect of shares of the Corporation’s Capital Stock to the direct or indirect holders of such Capital Stock;

(ii)	the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Corporation;

(iii)

the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other instalment payment, of any Subordinated Indebtedness (other than (x) the purchase, repurchase or other acquisition of any Subordinated Indebtedness purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other instalment obligation, in each case due within one year of the date of acquisition or (y) Indebtedness permitted to be incurred under clauses (vi) and (vii) of the definition of Permitted Indebtedness);

(iv)	making of any Investment (other than Permitted Investments); or

(v)	the making of any payment of interest or principal on Convertible Debentures;

(kkkk)	“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary;

(llll)

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Corporation or a Restricted Subsidiary of any property, whether owned by the Corporation or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Corporation or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property;

(mmmm)	“Serial Meeting” has the meaning ascribed thereto in Section 10.2(b)(i);

(nnnn)	“Series 1 Debentures” means the Debentures issued on the date hereof pursuant to the First Supplemental Indenture;

(oooo)	“Significant Subsidiary” means any Subsidiary of NAEP meeting any of the following conditions:

(i)

NAEP’s and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 10% of the total assets of NAEP and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(ii)

NAEP’s and its other Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the total assets of NAEP and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(iii)

NAEP’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10% of such income of NAEP and its Subsidiaries consolidated for the most recently completed fiscal year;

(pppp)	“Successor” has the meaning ascribed thereto in Section 9.1;

(qqqq)

“Subordinated Indebtedness” means Indebtedness of the Corporation or a Guarantor that is subordinated in right of payment to the Debentures or the guarantee issued by such Guarantor (if any), as the case may be;

(rrrr)	“Subsidiary” has the meaning ascribed thereto in Section 1(4) of the Securities Act (Ontario);

(ssss)	“Trustee” means CIBC Mellon Trust Company or its successors for the time being as trustee thereunder;

(tttt)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(uuuu)

“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Corporation in accordance with Section 5.21 and (2) any Subsidiary of an Unrestricted Subsidiary;

(vvvv)

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining instalment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment;

(wwww)	“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person;

(xxxx)

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than directors’ qualifying shares or an immaterial amount of shares owned by other Persons) are owned by such Person or any Wholly Owned Subsidiary of such Person; and

(yyyy)	“Written Direction of NAEP” means an instrument in writing signed by any two persons, each of whom is an Officer or director of NAEP.

1.2	Meaning of “Outstanding”

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption and monies for the payment thereof shall have been set aside under Section 4.5 or Article 8, provided that:

(a)	Debentures which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof;

(b)

when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)

for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by NAEP or its Subsidiaries shall be disregarded except that:

(i)

for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the Debentureholders present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii)

Debentures so owned which have been pledged in good faith other than to NAEP or its Subsidiaries shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of NAEP or a Subsidiary of NAEP.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)

words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them;

(e)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(f)	unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time; and

(g)

unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends.

1.4	Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Language

(a)

Les parties aux présentes ont exige que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Indenture and all documents and notices related hereto and/or resulting herefrom be prepared in English.

(b)

Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language (or in the French language in the Province of Quebec, but only to the extent required by law), except that, for countries other than Canada, if the Corporation so elects, any published notice may be in an official language of the country of publication.

1.6	Time of Essence

Time shall be of the essence of this Indenture.

1.7	Successors and Assigns

All covenants and agreements of the Corporation in this Indenture and the Debentures shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Trustee in this Indenture shall bind its successors.

1.8	Severability

In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby.

1.9	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their respective successors and assigns, and the Debentureholders, any benefit or any legal or equitable right, remedy or action hereunder or in respect of the Debentures.

1.10	Applicable Law and Attornment

This Indenture, any supplemental indenture and the Debentures shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. With respect to any suit, action or proceedings relating to this Indenture, any supplemental indenture or any Debenture, the Corporation, the Trustee and each Debentureholder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.11	Currency of Payment

Unless otherwise indicated in a supplemental indenture with respect to any particular series of Debentures, all payments to be made under this Indenture or a supplemental indenture shall be made in Canadian dollars.

1.12	Non-Business Days

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation.

1.13	Accounting Terms

Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with GAAP applied consistently throughout the relevant period and relevant prior periods.

If there occurs a material change in GAAP used by the Corporation in the preparation of its financial statements, including as a result of a conversion to United States generally accepted accounting principles or to International Financial Reporting Standards, and such change would require disclosure under GAAP used by the Corporation in the financial statements of the Corporation and would cause an amount required to be determined for the purposes of any of the financial calculations under Article 5 (each a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, the Corporation shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the Corporation’s current and immediately prior year’s financial statements in accordance with GAAP and state whether the Corporation desires to revise the method of calculating the applicable Financial Covenant (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant. The Accounting Change Notice shall be delivered to the Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Corporation of an Accounting Change Notice, the Trustee shall deliver to each Debentureholder a copy of such notice.

If the Corporation so indicates that it wishes to revise the method of calculating the Financial Covenant, the Corporation shall in good faith provide to the Trustee the revised method of calculating the Financial Covenant within 60 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Covenant in respect of an Accounting Change is given by the Corporation within the applicable time period described above, the method of calculating the Financial Covenant shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenant shall be determined after giving effect to such Accounting Change

In the event of any inconsistency between the provisions of any Section of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency.

1.14	Interest Limitation

It is the intention of the Corporation to conform strictly to all applicable usury laws and any subsequent revisions, repeals or judicial interpretations thereof. Accordingly, if the transactions contemplated hereby would be usurious under any applicable law then, in that event, notwithstanding anything to the contrary in the Debentures or this Indenture, it is agreed as follows: (i) the aggregate of all consideration which constitutes interest under applicable law with respect to a Debenture shall under no circumstances exceed the maximum amount allowed by applicable law, and any excess shall be credited to the principal amount of such Debenture (or, if the principal amount of such Debenture shall have been paid in full, refunded to the Corporation), to the extent permitted by applicable law; and (ii) in the event that the maturity of any Debenture is accelerated or in the event of any redemption of such Debenture, then such consideration that constitutes interest under applicable law may never include more than the maximum amount allowed by applicable law, and any excess shall be credited to the principal amount of such Debenture (or, if the principal amount of such Debenture shall be paid in full, refunded to the Corporation), to the extent permitted by applicable law. All calculations made to compute the rate of interest with respect to a Debenture for the purpose of determining whether such rate exceeds the maximum amount allowed by applicable law shall be made, to the extent permitted by such applicable law, by allocating and spreading during the period of the full stated term of such Debenture all interest any time contracted for, taken, reserved, charged or received by such Debentureholder or by the Trustee on behalf of any such Debentureholder in connection therewith so that the amount or rate of interest charged for any and all periods of time during the term of the Debenture does not exceed the maximum amount or rate of interest allowed to be charged by law during the relevant period of time. Notwithstanding any of the foregoing, if at any time applicable laws shall be changed so as to permit a higher rate or amount of interest to be charged than that permitted prior to such change, then unless prohibited by law, references in this Indenture or any Debenture to “applicable law” when used in the context of determining the maximum interest or rate of interest that can be charged shall be deemed to refer to such applicable law as so amended to allow the greater amount or rate of interest.

The right to accelerate maturity of any Debenture does not include the right to accelerate any interest which has not otherwise accrued to the date of such acceleration, provided, however, that the foregoing shall not prohibit the continuing accrual after acceleration of interest in accordance with the terms of this Indenture and such Debenture. The agreements set forth in this Section are part of the consideration for the issuance of the Debentures.

1.15	No Adverse Interpretation of Other Agreements and Instruments

This Indenture may not be used to interpret another indenture, loan, debt agreement or debt instrument of the Corporation, any Guarantor or any other Subsidiary of the Corporation. Any such indenture, loan, debt agreement or debt instrument may not be used to interpret this Indenture.

ARTICLE 2

THE DEBENTURES

2.1	Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2	Terms of Debentures of Any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series (which need not include the term “Debentures”), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)

any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.8, 2.9, 3.2, 3.3 and 3.6 and Article 4);

(c)	the date or dates on which the principal of the Debentures of the series is payable;

(d)

the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)

the place or places where the principal of, premium, if any, and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f)

the right, if any, of NAEP to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g)

the obligation, if any, of NAEP to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i)

subject to the provisions of this Indenture, any trustees, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j)	any other events of default or covenants with respect to the Debentures of the series;

(k)	the form and terms of the Debentures of the series;

(l)

if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.8 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof;

(m)	if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(n)	any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or, to the extent permitted herein, on behalf of the Corporation, by an Officers’ Certificate or an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, in an Officers’ Certificate or in an indenture supplemental hereto.

2.3	Form of Debentures

The Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established by an Officers’ Certificate detailing such establishment or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the director or officer of NAEP executing such Debentures, as conclusively evidenced by his or her execution of such Debentures.

2.4	Certification and Delivery of Debentures

NAEP may from time to time request the Trustee to certify and deliver Debentures of any series by delivering to the Trustee the documents referred to below in this Section 2.4 whereupon the Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of NAEP referred to below or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of NAEP. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of NAEP. In certifying such Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a)	an Officers’ Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Debentures were established;

(b)

a Written Direction of NAEP requesting certification and delivery of such Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i)	such Written Direction of NAEP may be delivered by NAEP to the Trustee prior to the delivery to the Trustee of such Debentures of such series for certification and delivery;

(ii)

the Trustee shall certify and deliver Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of NAEP or pursuant to procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of NAEP;

(iii)

the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of NAEP or pursuant to such procedures; and

(iv)

if provided for in such procedures, such Written Direction of NAEP may authorize certification and delivery pursuant to oral or electronic instructions from NAEP which oral or electronic instructions shall be promptly confirmed in writing;

(c)

an Opinion of Counsel, in form and substance satisfactory to the Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d)

an Officers’ Certificate certifying that NAEP is not in default under this Indenture, that the terms and conditions for the certification and delivery of Debentures (including those set forth in Section 12.5), have been complied with subject to the delivery of any documents or instruments specified in such Officers’ Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.5	Issue of Global Debentures

(a)

NAEP may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by NAEP in the Written Direction of NAEP delivered to the Trustee at the time of issue of such Debentures, and in such event NAEP shall execute and the Trustee shall certify and deliver one or more Global Debentures that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii)	be delivered by the Trustee to such Depository or pursuant to such Depository’s instructions; and

(iii)	bear a legend substantially to the following effect:

“Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”), North American Energy Partners Inc. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), any transfer, pledge or other use hereof for value or otherwise by or to any person is wrongful since the registered holder thereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”

(b)

Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.6	Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any two persons, each of whom shall be an authorized director or officer of NAEP holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon NAEP and entitled to the benefits of this Indenture.

2.7	Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of NAEP and the holder is entitled to the benefits hereof.

The certificate of the Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.8	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Trustee, NAEP may issue and the Trustee may certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or NAEP may execute and the Trustee may certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as NAEP and the Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after NAEP shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by NAEP or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.9	Debentures Defaced, Lost, Subject to a Mysterious or Unexplainable Disappearance, Stolen, Destroyed or Dematerialized

In case any Debenture shall become defaced, lost, subject to a mysterious or unexplainable disappearance, stolen, destroyed or dematerialized, NAEP shall, subject to applicable laws, execute, and thereupon the Trustee, at its principal corporate trust office, shall authenticate and deliver a new Debenture of like series, date and tenor in exchange and substitution for such mutilated or defaced Debenture, upon surrender and cancellation thereof, or in lieu of and substitution for such defaced, lost, mysteriously or unexplainably missing, stolen, destroyed or dematerialized Debenture, upon filing with the Trustee evidence satisfactory to NAEP and the Trustee in their discretion that such Debenture has been defaced, lost, subject to a mysterious or unexplainable disappearance, stolen, destroyed or dematerialized and proof of ownership thereof, and upon furnishing NAEP and the Trustee with an indemnity and surety bond in amount and form satisfactory to them in their discretion and complying with such other reasonable terms and conditions as NAEP and the Trustee may prescribe and paying such reasonable charges and expenses as NAEP and Trustee may incur in connection therewith. All defaced, lost, mysteriously or unexplainably missing, stolen, destroyed or dematerialized Debentures surrendered to the Trustee pursuant to this Section 2.9 shall be cancelled by it. Any new Debenture authenticated and delivered pursuant to this Section 2.9 in substitution for a Debenture defaced, lost, mysteriously or unexplainably missing, stolen, allegedly destroyed or allegedly dematerialized, shall constitute original contractual obligations on the part of NAEP, whether or not the Debenture so alleged to be missing, stolen, destroyed, dematerialized or lost, constitutes contractual obligations at any time enforceable by anyone. Any new Debenture authenticated and delivered pursuant to this Section 2.9 shall be entitled to all the benefits of this Indenture equally and rateably in accordance with the terms hereof.

2.10	Concerning Interest

(a)

All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their Issue Date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their Issue Date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date.

(b)	All interest payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.

(c)

Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. With respect to any series of Debentures, whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.11	Debentures to Rank Pari Passu

The Debentures will be direct senior unsecured obligations of NAEP. Each Debenture of the same series of Debentures will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and with each other Debenture of each other series and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of NAEP except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of NAEP.

2.12	Payments of Amounts Due on Maturity

(a)

Except as may otherwise be provided herein or in any Officers’ Certificate or supplemental indenture in respect of any series of Debentures, payments of amounts due upon maturity of the Debentures will be made in the following manner:

(i)

in the case of fully registered debentures, NAEP will establish and maintain with the Trustee or any paying agent a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Trust Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Trust Indenture, NAEP will deliver by wire transfer to the Trustee or any paying agent for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any premium and any accrued and unpaid interest thereon less any tax required by law to be deducted, subject to Sections 4.9 and 5.22). The Trustee or the paying agent, as applicable, on behalf of NAEP, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture, upon surrender of the Debenture at any branch of the Trustee or the paying agent, as applicable, designated for such purpose from time to time by NAEP and the Trustee. The delivery of such funds to the Trustee or the paying agent, as applicable, for deposit to the applicable Maturity Account will satisfy and discharge the liability of NAEP for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled; and

(ii)

in the case of Global Debentures, on or before 9:00 am. (Toronto time) on the Business Day before each Maturity Date for Debentures outstanding from time to time under this Indenture, NAEP will deliver to the Depository a cheque (dated the Maturity Date) or electronic funds transfer in an amount sufficient to pay the amount payable in respect of the Global Debenture (less any tax required to be deducted, subject to Sections 4.9 and 5.22). NAEP will pay to the Depository the principal amount of the Global Debentures against receipt of the Global Debentures. The delivery of such cheque or electronic funds to the Depository will satisfy and discharge the liability of NAEP for the Debentures to which the cheque or electronic funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter not be considered as outstanding under this Trust Indenture unless such cheque is not paid on presentation at any of the places of which such interest is payable or such electronic funds transfer is not received. Failure to make delivery of the cheque or make funds available as required pursuant to this Section 2.12(b) will constitute default in payment on the Debentures in respect of which the delivery or making available of funds was required to have been made.

(b)

Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS ; and (ii) in the event that payment must be made to the Depository, NAEP shall remit payment to the Trustee or a paying agent, as applicable, by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 2.12 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable date of Maturity.

2.13	Payment of Interest

The following provisions shall apply to Debentures, except as otherwise specified in an Officers’ Certificate or a supplemental indenture relating to a particular series of Debentures:

(a)

As interest becomes due on each Debenture (except at maturity or on redemption, when interest may at the option of NAEP be paid upon surrender of such Debenture), NAEP, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom, subject to Sections 4.9 and 5.22) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the seventh Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, NAEP or the Trustee, as applicable, will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if NAEP is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, NAEP may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

(b)

Notwithstanding Section 2.13(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or by other means to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless NAEP and the Depository otherwise agree. At its election, NAEP shall either pay such funds to (i) the Trustee or a paying agent, as applicable, by wire transfer or such other means as may be acceptable to the Trustee on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Interest Payment Date, or (ii) directly to the Depository by wire transfer or such other means as may be acceptable to the Depository on or before 2:00 p.m. (Toronto time) on the Interest Payment Date. None of NAEP, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to, or payments made on account of, beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c)

Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, NAEP shall remit payment to the Trustee or a paying agent, as applicable, by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 2.13(a) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Debentures

(a)

With respect to each series of Debentures issuable as Fully Registered Debentures, NAEP shall cause to be kept by and at the principal office of the Trustee in Calgary, Alberta and Toronto, Ontario and by the Trustee or such other registrar as NAEP, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as NAEP may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b)

No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Trustee and upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.

3.2	Global Debentures

(a)

With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, NAEP shall cause to be kept by and at the principal offices of the Trustee in Calgary, Alberta and Toronto, Ontario and by the Trustee or such other registrar as NAEP, with the approval of the Trustee, may appoint at such other place or places, if any, as NAEP may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b)

Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and, accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in an Officers’ Certificate or a supplemental indenture relating to a particular series of Debentures:

(i)

Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)	Global Debentures may be transferred at any time after (i) the Depository for such Global Debentures or NAEP has notified the Trustee that the Depository is unwilling or unable to continue as Depository for such Global Debentures, or (ii) the Depository ceases to be eligible to be a Depository under Section 2.5(b), provided in each case that at the time of such transfer NAEP has not appointed a successor Depository for such Global Debentures;

(iii)

Global Debentures may be transferred if NAEP gives notice to the Depositary that it is unwilling or unable to continue to have the Depositary hold the Debentures as Book-Entry Only or that it desires or has processed an entitlement requiring a withdrawal of the Debentures;

(iv)

Global Debentures may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 7.3;

(v)	Global Debentures may be transferred if required by applicable law; or

(vi)	Global Debentures may be transferred if the Book-Entry System ceases to exist.

(c)	With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to Section 3.2(b):

(i)

NAEP and the Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii)

the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book entry transfers among the Depository Participants; and

(iv)

whenever this Trust Indenture requires or permits actions to be taken based upon instructions or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants, and has delivered such instructions to the Trustee.

(d)

Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

(e)

Notwithstanding anything herein or in the terms of any Debentures to the contrary, neither the Corporation, nor the Trustee nor any agent thereof shall have any responsibility or liability for: (i) any aspect of the records maintained by any Depository relating to any securities entitlements or any other interests in the Debentures or to the depository system maintained by such Depository, or payment made on account of any securities entitlements or any other interest of any Person in any Global Debenture (other than the applicable Depository or its nominee), (ii) for maintaining, supervising or reviewing any records of any Depository or any Depository Participant relating to any Debentures, or (iii) any advice or representation made by or with respect to any Depository and relating to the rules governing any Depository or any action to be taken by any Depository on its own direction or at the discretion of any of its Depository Participants.

3.3	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between NAEP and the transferor or any previous holder of such Debenture, save in respect of equities of which NAEP is required to take notice by statute or by order of a court of competent jurisdiction.

3.4	No Notice of Trusts

Neither NAEP nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall subject to applicable law, during business hours, be open for inspection by NAEP, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by NAEP or by the Trustee, in writing, furnish NAEP or the Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	Exchanges of Debentures

(a)

Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)

In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Trustee in Calgary, Alberta and Toronto, Ontario or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by NAEP with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee. NAEP shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)

Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7	Closing of Registers

(a)	Neither NAEP nor the Trustee nor any registrar shall be required to:

(i)	make transfers or exchanges of any Debentures on any Interest Payment Date for such Debentures or during the seven preceding Business Days;

(ii)	make transfers or exchanges of any Debentures on the day of any selection by the Trustee of Debentures to be redeemed or during the seven preceding Business Days; or

(iii)	make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b)

Subject to any restriction herein provided, NAEP, with the approval of the Trustee, may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Trustee in Calgary, Alberta and Toronto, Ontario, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and NAEP), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)

for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.8 for a definitive Debenture;

(c)	for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.9	Ownership of Debentures

(a)

Unless otherwise required by law, the Person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)

The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between NAEP and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to NAEP and/or the Trustee for the same and neither NAEP nor the Trustee shall be bound to inquire into the title of any such registered holder.

(c)

Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to NAEP.

(d)

In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to NAEP.

ARTICLE 4

REDEMPTION AND PURCHASE OF DEBENTURES

4.1	Applicability of Article

NAEP shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officers’ Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Debentures issued pursuant to a Periodic Offering, in the Written Direction of NAEP requesting the certification and delivery thereof.

4.2	Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Trustee deems equitable subject to the approval of the Toronto Stock Exchange or such exchange, if any, on which the Debentures may then be listed, as may be required from time to time. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only or for cash only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, NAEP shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Subject to the provisions of a particular series of Debentures, notice of redemption (the “Redemption Notice”) of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days and not less than 30 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 11.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)

in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and NAEP; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4	Debentures Due on Redemption Dates

Upon notice having been given as provided in Section 4.3, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date unless otherwise provided in a supplemental indenture, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies

Subject to the provisions of any particular series of Debentures, redemption of Debentures shall be provided for by NAEP paying and/or depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money by wire transfer or such other means as may be acceptable to the Trustee, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, less any tax required by law to be deducted, subject to Sections 4.9 and 5.22. NAEP shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6	Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder’s Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the

Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, upon surrender and delivery up of such holder’s Debenture of the Redemption Price, as the case may be, of such Debenture plus any accrued but unpaid interest thereon to but excluding the Redemption Date, less any tax required by law to be deducted, subject to Sections 4.9 and 5.22. In the event that any money, required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period, subject to applicable escheat and abandoned property laws, be paid over or delivered over by the Trustee or such depository or paying agent to NAEP on its demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to NAEP shall have no rights in respect thereof except to obtain payment of the money due from NAEP, subject to any limitation period provided by the laws of Ontario.

4.7	Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.8 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.8	Purchase of Debentures by NAEP

Unless otherwise specifically provided with respect to a particular series of Debentures, NAEP may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased may, at the option of NAEP, be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that NAEP is prepared to accept, the Debentures to be purchased by NAEP shall be selected by the Trustee on a pro rata basis or in such other manner consented to by the Toronto Stock Exchange (or any other stock exchange on which the Debentures may be listed, if any) which the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only.

The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.9	Redemption for Tax Reasons

(a)

NAEP may at any time redeem, in whole but not in part, the outstanding Debentures at a redemption price equal to 100% of the principal amount of such Debentures (the “Tax Redemption Price”) plus accrued and unpaid interest, if any, up to the Redemption Date, if NAEP has become or would become obligated to pay to any of the Debentureholders Additional Amounts (which are more than a de minimus amount, as determined by NAEP, acting reasonably) as a result of any amendment or change occurring after the Issue Date in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after the Issue Date in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided NAEP cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts. In such event, NAEP will give the Trustee and the Debentureholders notice of the redemption, which notice shall be irrevocable, in accordance with the notice requirements set forth in Section 4.3, except that (i) NAEP will not give a Redemption Notice earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, provided that if the applicable amendment or change occurs or is announced by a relevant governmental authority less than 60 days before an applicable payment date and is to take effect on or before such date, NAEP may give such Redemption Notice within 10 days of such occurrence or announcement, and (ii) at the time NAEP gives the Redemption Notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

(b)

Upon receiving such Redemption Notice, each Debentureholder who does not wish to have NAEP redeem its Debentures pursuant to this Section 4.9 can elect to not have its Debentures redeemed, provided that no Additional Amounts will be payable by NAEP on any payment of interest or principal with respect to the Debentures after such Redemption Date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld. Where no such election is made, the Debentureholder will have its Debentures redeemed without any further action.

(c)

If a Debentureholder wishes to elect to not have its Debentures redeemed, such Debentureholder must deliver to NAEP (or to such other Person as specified by NAEP in the Redemption Notice) a written notice (the “Notice of Election”) setting forth the name of the Debentureholder, a statement that such Debentureholder is electing to not have a specified amount of Debentures redeemed, the distinguishing letters and numbers of the Debentures which are not to be redeemed, if applicable, and the principal amounts, if any, of the Debentures that remain subject to the Redemption Notice. Such Notice of Election must be received by NAEP (or to such other Person as specified by NAEP in the Redemption Notice) no later than the close of business on a Business Day at least ten Business Days prior to the Redemption Date. A Debentureholder may withdraw any Notice of Election by delivering to NAEP (or to such other Person as specified by NAEP in the Redemption Notice), a written notice of withdrawal prior to the close of business on the Business Day immediately preceding the Redemption Date.

ARTICLE 5

COVENANTS OF NAEP

NAEP hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

5.1	To Pay Principal, Premium (if any) and Interest

NAEP will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

5.2	To Pay Trustee’s Remuneration

NAEP will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created and such monies, including the Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

5.3	To Give Notice of Default

NAEP shall notify the Trustee of any Default or Event of Default hereunder, describing its status with reasonable particularity and what action the Corporation is taking or proposes to take with respect thereto, within ten (10) Business Days of its President and Chief Executive Officer or its Chief Financial Officer obtaining actual knowledge of such Default or Event of Default.

5.4	Taxes

NAEP shall pay or discharge, and shall cause each of its Subsidiaries to pay or discharge, prior to delinquency, all material taxes, assessments and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Debentureholders.

5.5	Preservation of Existence, etc.

Subject to the express provisions hereof, NAEP will carry on and conduct its activities and business, and cause its Restricted Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Restricted Subsidiaries, respective existences and rights; provided, however, that the Corporation shall not be required to preserve any such existence and rights of its Restricted Subsidiaries if the Board of Directors of the Corporation shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Corporation and its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Debentureholders or such action is otherwise permitted by the Indenture.

5.6	Keeping of Books

NAEP will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of NAEP in accordance with GAAP.

5.7	Annual Certificate of Compliance

NAEP shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate as to the knowledge of such officer of NAEP who executes the Officers’ Certificate, that no Event of Default has occurred nor has any event or circumstance occurred which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars any steps taken or proposed to be taken to remedy such event or circumstance or Event of Default.

5.8	Provision of Reports and Financial Statements

NAEP will provide the Trustee and the Trustee shall deliver to all Debentureholders, a copy of all financial statements, whether annual or interim, of NAEP and the report (if any) of NAEP’s Auditors thereon and the associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” at the same time as they are required to be filed under Applicable Securities Legislation. Any such obligation to provide such financial statements and associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” shall continue in the event that NAEP ceases to be a “reporting issuer” (or its equivalent) as if it had continued to be a “reporting issuer” (or its equivalent); provided that notwithstanding the foregoing, all financial statements and the report (if any) of NAEP’s Auditors therein and associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” will be deemed to have been provided to the Trustee and the Debentureholders once filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

5.9	Performance of Covenants of Trustee

If NAEP shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Debentureholders of such failure on the part of NAEP or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders except as provided in Section 7.2. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 5.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve NAEP of any default hereunder.

5.10	Limitation on Restricted Payments

(a)

The Corporation will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, unless, if at the time of such Restricted Payment or immediately after giving effect thereto:

(i)	no Default or an Event of Default shall have occurred and be continuing; and

(ii)	the Corporation is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with Section 5.12; and

(iii)

the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the date of this Trust Indenture (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property) shall not exceed the sum of:

(A)

50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Corporation for the period (treating such period as a single accounting period) from April 1, 2010 to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (the “Reference Date”); and

(B)

100% of the aggregate net cash proceeds received by the Corporation from any Person (other than a Subsidiary of the Corporation) from the issuance and sale subsequent to the date of this Trust Indenture of Qualified Capital Stock of the Corporation or warrants, options or other rights to acquire Qualified Capital Stock of the Corporation or Convertible Debentures and 100% of the principal amount of any Indebtedness of the Corporation or any Restricted Subsidiary (other than Indebtedness that by its terms is subordinated to the Debentures) that has been converted into or exchanged for Qualified Capital Stock of the Corporation (other than to the extent of any Qualified Capital Stock issued to any Restricted Subsidiary of the Corporation); and

(C)

without duplication of any amounts included in clause (iii)(B) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Corporation from any Person subsequent to the date of this Trust Indenture (excluding, in the case of clauses (iii)(B) and (C) any net cash proceeds from a Public Equity Offering to the extent used to redeem the Debentures in compliance with provisions applicable to such Debentures); and

(D)	$50 million; and

(E)	without duplication, the sum of:

(1)

the aggregate amount of the return to capital with respect to any Investment (other than a Permitted Investment) made subsequent to the date of this Trust Indenture whether through interest payments, principal payments, dividends or other distributions or payments;

(2)

the net cash proceeds received by the Corporation or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Corporation); and

(3)	upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of such Subsidiary proportionate to the Corporation’s equity interest in such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the date of this Trust Indenture.

(b)	The foregoing provisions will not prohibit:

(i)

the payment of any dividend or distribution within 60 days after the date of declaration of such dividend or distribution if the dividend or distribution would have been permitted on the date of declaration; provided that at the time of such payment, no Default or Event of Default shall have occurred and be continuing (or result therefrom);

(ii)

the redemption, repurchase, or other acquisition or retirement for value of any shares of Capital Stock of the Corporation, either (i) solely in exchange for shares of Qualified Capital Stock of the Corporation or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Corporation) of shares of Qualified Capital Stock of the Corporation;

(iii)

the defeasance, redemption, repurchase or other acquisition of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Corporation, or (ii) through the application of net proceeds of (a) a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Corporation) of shares of Qualified Capital Stock of the Corporation, or (b) Refinancing Indebtedness of such Subordinated Indebtedness or (iii) with the substantially concurrent receipt of a cash equity capital contribution from any Person to defease, redeem, repurchase or otherwise acquire such Indebtedness;

(iv)	the defeasance, redemption, repurchase or other acquisition of any Convertible Debentures solely in exchange for shares of Qualified Capital Stock of the Corporation;

(v)

if no Default or Event of Default shall have occurred and be continuing, the redemption, repurchase, or other acquisition or retirement for value by the Corporation of Common Stock of the Corporation from current or former officers, directors and employees of the Corporation or any of its Subsidiaries at any time or from their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of the Corporation, in an aggregate amount not to exceed $2.0 million in any calendar year;

(vi)	the repurchase of Common Stock deemed to occur upon the exercise of stock options to the extent such Common Stock represents a portion of the exercise price of such stock options;

(vii)

the purchase of any Indebtedness that by its terms is subordinated to the Debentures at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness or Convertible Debentures in the event of a “change of control” in accordance with provisions similar to the provisions of Section 5.17; provided that, prior to or simultaneously with such repurchase, the Corporation has made the Change of Control Offer as provided in that covenant with respect to the Debentures and has repurchased all Debentures validly tendered for payment in connection with such Change of Control Offer.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of Section 5.10(a), amounts expended pursuant to clauses (i), (ii)(ii), (iii)(ii)(a), (iii)(iii), (v), and (vii) shall be included in such calculation. The amount of any non-cash Restricted Payment shall be the Fair Market Value thereof at the date of the making of such Restricted Payment.

In computing the Consolidated Net Income of the Corporation for purposes of Section 5.10(a) above: (i) the Corporation may use audited financial statements or unaudited financial statements, as the case may be, for the portions of the relevant period for which audited financial statements or unaudited financial statements, as the case may be, are available on the date of determination and (ii) the Corporation will be permitted to rely in good faith on the internal financial statements that are available on the date of determination. If the Corporation makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Corporation based on clause (ii) be permitted under the requirements of this Indenture, such Restricted Payment shall be deemed to have been made in compliance with this Indenture notwithstanding any subsequent adjustments made in good faith to the Corporation’s financial statements affecting Consolidated Net Income of the Corporation for any period.

5.11	Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Corporation will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Corporation to:

(a)	pay dividends or make any other distributions on or in respect of its Capital Stock;

(b)

make loans or advances to the Corporation or any other Restricted Subsidiary of the Corporation or to pay any Indebtedness or other obligation owed to the Corporation or any other Restricted Subsidiary of the Corporation; or

(c)	transfer any of its property or assets to the Corporation or any other Restricted Subsidiary of the Corporation,

except in each case for such encumbrances or restrictions existing under or by reason of:

(i)	applicable law, rule, regulation or order;

(ii)

this Indenture, the Debentures and the Guarantees, or any indenture governing debt securities that are permitted to be incurred under this Indenture and are no more restrictive, taken as a whole, with respect to dividend and other payment restrictions affecting Restricted Subsidiaries than those contained in this Indenture, the Debentures and the Guarantees;

(iii)	customary non-assignment provisions of any contract or of any lease governing a leasehold interest of, or any license held by, any Restricted Subsidiary of the Corporation;

(iv)

any instrument or agreement of a Person acquired by the Corporation or by any Restricted Subsidiary of the Corporation or governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired and which encumbrance or restriction was not incurred by such Person in connection with, or in anticipation or contemplation of such Person being acquired by the Corporation or a Restricted Subsidiary;

(v)	agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(vi)	any restrictions under the Credit Agreement provided such restrictions are no more restrictive, taken as a whole, than those contained in the Credit Agreement on the date of this Trust Indenture;

(vii)	restrictions on the transfer of assets subject to any Lien permitted under this Indenture imposed by the holder of such Lien;

(viii)	restrictions imposed by any agreement to sell or dispose of assets or Capital Stock, which sale or disposition is permitted under this Indenture, pending the closing of such sale or disposition;

(ix)

customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) or in licenses or leases or in asset or stock sale agreements or agreements similar to any of the foregoing entered into in the ordinary course of business;

(x)	restrictions on net worth or on cash or other deposits imposed by customers under contracts entered into in the ordinary cause of business;

(xi)

mortgages, purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations that impose restrictions on that property of the nature described in clause (c) of the preceding paragraph; and

(xii)

an agreement amending, supplementing, modifying, restating, renewing, replacing, substituting, refinancing, increasing, refunding, extending, deferring or restructuring an agreement referred to in clauses (ii), (iv), (v), and (vii) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such agreement are no less favourable to the Corporation in any material respect as determined by the Board of Directors of the Corporation in its reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses (ii), (iv), (v), and (vii).

5.12	Limitation on Incurrence of Additional Indebtedness

(a)

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness; provided, however, that if no Default or Event of Default shall occur as a consequence of the incurrence of any such Indebtedness, the Corporation or any of its Restricted Subsidiaries that is, or upon such incurrence becomes, a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary of the Corporation that is not, or will not upon such incurrence become, a Guarantor may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving pro forma effect to the incurrence thereof and the application of the net proceeds from the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Corporation is greater than 2.0 to 1.0.

(b)	Section 5.12(a) will not prohibit the incurrence of any Permitted Indebtedness.

For purposes of determining compliance with Section 5.12, in the event that an item of Permitted Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in that definition or is entitled to be incurred pursuant to Section 5.12(a), the Corporation shall, in its sole discretion, divide and classify (or later redivide and reclassify) such item of Indebtedness in more than one of the types of Indebtedness described in the definition of Permitted Indebtedness and in any manner that complies with this covenant and such Indebtedness shall be treated as incurred only once. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of Section 5.12. Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed incurred for purposes this Section 5.12 and under clause (ii) of the definition of Permitted Indebtedness.

5.13	Limitation on Asset Sales

(a)	The Corporation will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i)

the Corporation or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

(ii)

at least 75% of the consideration received by the Corporation or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash, Cash Equivalents and/or Additional Assets; provided that for purposes of the provision, each of the following will be deemed to be cash:

(A)

the amount of any liabilities (as shown on the Corporation’s or such Restricted Subsidiary’s most recent balance sheet) of the Corporation or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Debentures or any Guarantee of a Guarantor) that are expressly assumed by the transferee of any such assets and as a result of which the Corporation and the Restricted Subsidiaries are no longer obligated with respect to such liabilities; and

(B)

any securities, notes or other obligations received by the Corporation or such Restricted Subsidiary from such transferee that are converted (by sale or other disposition) by the Corporation or such Restricted Subsidiary into cash or Cash Equivalents within 180 days of such Asset Sale, to the extent of the cash or Cash Equivalents received in that conversion.

(b)	The Corporation shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either:

(i)

to prepay obligations under the term loan portion of the Credit Agreement arising by reason of such Asset Sale or pay obligations under any revolving credit facility that effect a permanent reduction in the availability under such revolving credit facility or permanently repay other Indebtedness of any non-Guarantor Restricted Subsidiary;

(ii)

to invest or reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Cash Proceeds received by the Corporation or another Restricted Subsidiary);

(iii)	to make capital expenditures to improve existing assets; or

(iv)	a combination of prepayment, investment or expenditure permitted by the foregoing clauses (i), (ii) and (iii).

(c)

Notwithstanding the foregoing clause (b) above, (i) any investment in Additional Assets within 180 days prior to an Asset Sale (including a deemed investment as provided for in clause (d) below) shall be deemed to satisfy clause (b)(ii) above with respect to any such Asset Sale and (ii) any capital expenditure (including a deemed capital expenditure as provided for in clause (d) below) made to improve existing assets within 180 days prior to an Asset Sale shall be deemed to satisfy clause (b)(iii) above with respect to any Asset Sale.

(d)

If (i) any portion of Net Cash Proceeds are not invested or reinvested in Additional Assets as contemplated by clause (b)(ii) above or used to make capital expenditures as contemplated by clause (b)(iii) above within 365 days of receipt thereof, (ii) such portion of Net Cash Proceeds are, within 365 days of receipt thereof, segregated from the general funds of the Company for investment in identified Additional Assets or the making of an identified capital expenditure to improve identified existing assets, and (iii) the Company or any Restricted Subsidiary has, within 365 days of receipt of such Net Cash Proceeds, entered into a binding contractual commitment upon customary conditions (including a purchase agreement or purchase order) to acquire such identified Additional Assets or such other assets as are contemplated by such identified capital expenditure, with the vendor of such assets, then the Company or such Restricted Subsidiary shall be deemed to have invested such Net Cash Proceeds in accordance with clause (b)(ii) or (b)(iii) above as applicable; provided that, in the event such acquisition shall not be completed in accordance with such binding contractual commitment in whole or in part, such binding contractual commitment shall have been terminated in whole or in part, such acquisition shall be abandoned in whole or in part, or such Net Cash Proceeds are not otherwise applied to fund such acquisition in whole or in part, then the Net Cash Proceeds (or balance of Net Cash Proceeds related to the non-completed portion of a binding contractual commitment in the event of a partial completion, termination, abandonment or application) shall be applied in accordance with clause (e) below.

(e)

Pending the final application of such Net Cash Proceeds, the Corporation may temporarily reduce borrowings under the Credit Agreement or any other revolving credit facility or otherwise use the Net Cash Proceeds in any manner not prohibited by this Indenture. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Corporation or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (i), (ii), (iii) and (iv) of Section 5.13(b) (each, a “Net Proceeds Offer Trigger Date”), any portion of the Net Cash Proceeds that have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (i), (ii), (iii) and (iv) of Section 5.13(b) (each a “Net Proceeds Offer Amount”) shall be subsequently applied by the Corporation or such Restricted Subsidiary to make offers to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable mailing of the Net Proceeds Offer, from all Debentureholders and all holders of other Indebtedness of the Corporation ranking pari passu with the Debentures and containing similar provisions regarding offers to purchase with the net proceeds of the sale of assets, on a pro rata basis, that amount of Debentures and such other pari passu Indebtedness equal to the Net Proceeds Offer Amount. The purchase price for the Debentures pursuant to such Net Proceeds Offer will be 100% of the principal amount of the Debentures to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase. If at any time any non cash consideration received by the Corporation or any Restricted Subsidiary of the Corporation, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the amount of cash received (other than such interest) shall constitute Net Cash Proceeds thereof shall be applied in accordance with this covenant.

(f)

The Corporation may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $20.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $20.0 million, shall be applied as required pursuant to this covenant).

(g)

In the event of the transfer of substantially all (but not all) of the property and assets of the Corporation and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under Section 9.1, which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Corporation and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Corporation or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

(h)

Each Net Proceeds Offer will be mailed to the Debentureholders as shown on the register of Debentureholders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in this Indenture. Upon receiving notice of the Net Proceeds Offer, Debentureholders may elect to tender their Debentures in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Debentureholders properly tender Debentures in an amount exceeding the Net Proceeds Offer Amount, the Trustee will select the Debentures to be purchased on a pro rata basis. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. If any Net Cash Proceeds remain after the consummation of any Net Proceeds Offer, the Corporation may use those Net Cash Proceeds for any purpose not otherwise prohibited by this Indenture. Upon completion of each Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero.

(i)

The Corporation will comply with the requirements of Applicable Securities Legislation in connection with the repurchase of Debentures pursuant to a Net Proceeds Offer. To the extent that the provisions of Applicable Securities Legislation conflict with this Section 5.13 or Section 5.14, the Corporation shall comply with Applicable Securities Legislation and shall not be deemed to have breached its obligations under this Section 5.13 or Section 5.14 by virtue thereof.

5.14	Repurchase Upon Application of Net Cash Proceeds

(a)	In the event that, pursuant to Section 5.13, the Corporation shall be required to commence a Net Proceeds Offer, it shall follow the procedures specified in this Section 5.14.

(b)

The notice of a Net Proceeds Offer shall contain all instructions and materials necessary to enable such Debentureholders to tender Debentures pursuant to the Net Proceeds Offer. Each Net Proceeds Offer will be mailed to all Debentureholders as shown on the register of Debentureholders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in this Indenture. Upon receiving notice of the Net Proceeds Offer, Debentureholders may elect to tender their Debentures in whole or in part in integral multiples of $1,000 in exchange for cash. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law. Upon the expiration of that period, the Corporation shall promptly (but in any event within three Business Days following such expiration) purchase the Debentures and any such other pari passu Indebtedness properly tendered in accordance with this Section 5.14 and Section 5.13. The notice, which shall govern the terms of the Net Proceeds Offer, shall state:

(A)	that the Net Proceeds Offer is being made pursuant to this Section 5.14 and Section 5.13;

(B)	the Net Proceeds Offer Amount, the Purchase Price and the Purchase Date;

(C)	that any Debentures not properly tendered or otherwise not accepted for repurchase shall continue to accrue interest;

(D)

that, unless the Corporation defaults in the payment of the amount due on the Purchase Date, all Debentures or portions thereof accepted for repurchase pursuant to the Net Proceeds Offer shall cease to accrue interest, if any, after the Purchase Date;

(E)

that Debentureholders electing to have any Debentures repurchased pursuant to any Net Proceeds Offer shall be required to tender the Debentures together with such other documents and requirements described in the Net Proceeds Offer, or transfer by book entry transfer, to the Corporation, a Depositary, if appointed by the Corporation, or a paying agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Purchase Date;

(F)

that Debentureholders will be entitled to withdraw their election if the Corporation, the Depositary or the paying agent, as the case may be, receives, not later than the second Business Day preceding the Purchase Date, a facsimile transmission or letter setting forth the name of the Debentureholder, the principal amount of the Debentures delivered for repurchase and a statement that such Holder is withdrawing his election to have such Debentures repurchased in whole or in part; and

(G)

that, to the extent Debentureholders properly tender Debentures (along with any other pari passu Indebtedness of the Corporation properly tendered) in an amount exceeding the Net Proceeds Offer Amount, the tendered Debentures will be purchased pro rata based on the aggregate amounts of Debentures and other pari passu Indebtedness of the Corporation properly tendered (and the Trustee shall select the tendered Debentures of tendering Debentureholders pro rata based on the amount of Debentures and other pari passu Indebtedness of the Corporation properly tendered).

(c)

On or before 11:00 A.M. Toronto time on the Purchase Date, the Corporation shall to the extent lawful, (i) accept for payment, pro rata in accordance with this Indenture to the extent necessary, the Net Proceeds Offer Amount of Debentures or portions thereof properly tendered pursuant to the Net Proceeds Offer (along with any other pari passu Indebtedness of the Corporation properly tendered), or if less than the Net Proceeds Offer Amount has been tendered, all Debentures properly tendered, (ii) deposit with the paying agent an amount equal to the Purchase Price, plus accrued and unpaid interest, if any, thereon to the Purchase Date in respect of all Debentures or portions thereof so tendered and accepted for repurchase less any taxes required by law to be deducted, subject to Sections 4.9 and 5.22 and (iii) deliver or cause to be delivered to the Trustee the Debentures so accepted together with an Officers’ Certificate stating the aggregate principal amount of Debentures or portions thereof being repurchased by the Corporation. The paying agent shall promptly (but in any case not later than five days after the Purchase Date) mail to each Holder of Debentures so repurchased the amount due in connection with such Debentures, and the Corporation shall promptly issue a new Debenture, and the Trustee, upon written request from the Corporation in the form of an Officers’ Certificate shall authenticate and mail or deliver such new Debenture to such Debentureholder, in a principal amount equal to any unpurchased portion to the Debentureholder thereof; provided that each such new Debenture shall be in a principal amount of $1,000 or an integral multiple thereof. The Corporation shall publicly announce the results of the Net Proceeds Offer on or as soon as practicable after the Purchase Date if required by applicable law.

(d)

If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, in each case to the Purchase Date, shall be paid to the Person in whose name a Debenture is registered at the close of business on such record date.

5.15	Limitations on Transactions with Affiliates

(a)

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each, an “Affiliate Transaction”), other than (i) Affiliate Transactions permitted under paragraph (b) below and (ii) Affiliate Transactions on terms that are no less favourable to the Corporation or the relevant Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate of the Corporation or such Restricted Subsidiary.

(b)	The restrictions set forth in paragraph (a) of this Section 5.15 shall not apply to:

(i)

reasonable and customary directors’ fees, indemnification and similar arrangements, employees’ salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of the Corporation or any Restricted Subsidiary entered into in the ordinary course of business and payments under any indemnification arrangements permitted by applicable law, as determined in good faith by the Corporation’s Board of Directors;

(ii)

transactions exclusively between or among the Corporation and any of its Restricted Subsidiaries that are the Guarantors or exclusively between or among such Restricted Subsidiaries that are the Guarantors; provided that such transactions are not otherwise prohibited by this Indenture;

(iii)

any agreement as in effect as of the Issue Date or any amendment, supplement, modification, restatement, renewal, replacement, refinancing, increase, refunding, extension, substitution or restructuring thereof or thereto or any transaction contemplated by any of the foregoing, so long as any such amendment, supplement, modification, restatement, renewal, replacement, refinancing, increase, refunding, extension, substitution or restructuring is no less favourable to the Corporation or the relevant Restricted Subsidiary in any material respect than the original agreement as in effect on the Issue Date;

(iv)	loans or advances to directors, officers or employees in the ordinary course of business in an amount not to exceed $1.0 million per fiscal year;

(v)	Restricted Payments, Permitted Investments (other than Permitted Investments under clause (xvi) of the definition thereof) and intercompany Indebtedness permitted by this Indenture;

(vi)	any transaction with an Affiliate where the only consideration paid by the Corporation or any Restricted Subsidiary is Qualified Capital Stock of the Corporation;

(vii)	sales of Capital Stock (other than Disqualified Capital Stock) of the Corporation to Affiliates of the Corporation; and

(viii)

payments or other transactions pursuant to any tax sharing agreement approved by the Board of Directors of the Corporation or the relevant Restricted Subsidiary between the Corporation (or any Restricted Subsidiary) and any other Person with which the Corporation (or Restricted Subsidiary) files a consolidated tax return or with which the Corporation (or Restricted Subsidiary) is part of a consolidated group for tax purposes, but only to the extent that amounts payable from time to time by the Corporation under any such agreement do not exceed the corresponding tax payments that the Corporation would have been required to make to any relevant taxing authority had the Corporation not joined in such consolidated or combined return, but instead had filed returns including only the Corporation.

5.16	Limitation on Liens

The Corporation will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Corporation or any of its Restricted Subsidiaries (other than Permitted Liens) whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(a)

in the case of Liens securing obligations subordinated in right of payment to the Debentures or the Guarantee of a Guarantor, the Debentures or the Guarantee of such Guarantor, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(b)	in all other cases, the Debentures or the Guarantee of such Guarantor, as the case may be, are equally and rateably secured by a Lien or such property assets or proceeds,

in each case for so long as such obligations are secured by a Lien.

5.17	Offer to Repurchase upon Change of Control

(a)

Upon the occurrence of a Change of Control, each Debentureholder will have the right to require that the Corporation purchase all or a portion of such Debentureholder’s Debentures pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the Purchase Date.

(b)

Within 30 days following the date on which a Change of Control occurs, the Corporation shall notify the Trustee and give written notice of such Change of Control to each Debentureholder by first class mail, postage prepaid, at its address appearing in the register, stating, among other things: (i) the purchase price and the purchase date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed; (ii) that any Debenture not tendered will continue to accrue interest; (iii) that, unless the Corporation defaults in the payment of the purchase price, and Debenture accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control purchase date; (iv) that Debentureholders electing to have any Debentures purchased pursuant to a Change of Control Offer shall be required to surrender the Debentures together with such other forms or documents, if any, described in the notice, to the Trustee at the address specified in the notice prior to the close of business on the second Business Day preceding the purchase date (the “Change of Control Purchase Date”); (v) that Debentureholders shall be entitled to withdraw their election if the Trustee received, not later than the close of business on the second Business Day preceding the purchase date the Change of Control Purchase Date, a facsimile transmission or letter setting forth the name of the Debentureholder, the principal amount of Debentures delivered for purchase, and a statement that such Debentureholder is withdrawing his election to have such Debenture purchased; (vi) that Debentureholders whose Debentures are being purchased only in part shall be issued new Debentures equal in principal amount to the unpurchased portion of the Debentures surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; (vii) the instructions that the Debentureholder must follow in order to tender their Debentures; and (viii) the circumstances and relevant facts regarding such Change of Control.

(c)

The Corporation will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Corporation and purchases all Debentures validly tendered and not withdrawn under such Change of Control Offer.

(d)

The Corporation will comply with Applicable Securities Legislation in connection with the repurchase of Debentures pursuant to a Change of Control Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with this Section 5.17 or any other provision of this Indenture or a supplemental indenture, the Corporation shall comply with Applicable Securities Legislation and shall not be deemed to have breached its obligations under this Section 5.17 or, as the case may be, by virtue thereof.

5.18	Additional Subsidiary Guarantees

If any Restricted Subsidiary that is not a Guarantor is not or ceases to be a Minor Subsidiary, or if the Corporation or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Restricted Subsidiary that becomes a guarantor under the Credit Agreement, then such Minor Subsidiary that is not or ceases to be a Minor Subsidiary or acquired or other Restricted Subsidiary shall execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Corporation’s obligations under the Debentures and this Indenture on the terms set forth in this Indenture.

5.19	Conduct of Business

The Corporation and its Restricted Subsidiaries will not engage in any businesses that are not the same, similar, ancillary or reasonably related, to (or reasonable extensions thereof, as determined in good faith by the Board of Directors of the Corporation) businesses in which the Corporation and its Restricted Subsidiaries are engaged on the Issue Date.

5.20	Limitations on Sale and Leaseback Transactions

The Corporation will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided that the Corporation or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(a)

the Corporation or such Restricted Subsidiary could have (a) incurred the Attributable Indebtedness with respect to such Sale and Leaseback Transaction pursuant to Section 5.12 and (b) incurred a Lien to secure such Indebtedness without equally and ratably securing the Debentures pursuant to Section 5.16;

(b)

the consideration received in connection with such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the asset that is the subject of such Sale and Leaseback Transaction; and

(c)

the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Corporation or the applicable Restricted Subsidiary applies the proceeds of such transaction in accordance with, Section 5.13.

5.21	Limitation on Designation of Unrestricted Subsidiaries

(a)	The Corporation may designate any Subsidiary of the Corporation as an “Unrestricted Subsidiary” under this Indenture (a “Designation”) only if:

(i)	no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(ii)

the Corporation would be permitted to make, at the time of such Designation, an Investment pursuant to Section 5.10(a) in an amount (the “Designation Amount”) equal to the Fair Market Value of the Corporation’s proportionate interest in such Subsidiary on such date.

(b)	No Subsidiary shall be designated as an “Unrestricted Subsidiary” unless:

(i)	neither the Corporation nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary;

(ii)

no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Corporation or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity;

(iii)

such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Corporation or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favourable to the Corporation or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Corporation; and

(iv)

such Subsidiary is a Person with respect to which neither the Corporation nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Capital Stock or other equity interest in such Subsidiary or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results, unless the obligation of the Corporation or such Restricted Subsidiary is an obligation to make capital contributions to a Permitted Joint Venture and is expressly subject to the Corporation or such Restricted Subsidiary being able to fulfil such obligation in compliance with Section 5.10 and such Permitted Joint Venture is not subject to any restriction on the payment of dividends or distributions or other payments to the Corporation and its Restricted Subsidiaries, other than such restrictions applicable to all members of the joint venture (and for greater certainty nothing herein shall be construed as relieving the Corporation or any Restricted Subsidiary from any covenant or obligation contemplated by this Indenture);

(c)

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date and, if the Indebtedness is not permitted to be incurred under Section 5.12 or the Lien is not permitted under Section 5.16, the Corporation shall be in default of the applicable covenant.

(d)	The Corporation may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(i)	no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation;

(ii)

all Liens or Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, be permitted to be incurred or made under this Indenture; and

(iii)

the Corporation could incur at least $1.00 of additional Indebtedness (except for Permitted Indebtedness) pursuant to Section 5.12(a) (treating any Indebtedness of such Unrestricted Subsidiary as the incurrence of Indebtedness by a Restricted Subsidiary).

(e)	All Designations and Redesignations must be evidenced by a Board Resolution certifying compliance with the foregoing provisions.

5.22	Additional Amounts

(a)

All payments made by or on behalf of NAEP under or with respect to the Debentures or by any of the Guarantors with respect to a Guarantee (including, without limitation, any penalties, interest and other liabilities related thereto) shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, including without limitation any taxes imposed under Part XIII of the Income Tax Act (Canada) (the “Tax Act”) (or any successor legislation of similar effect) (“Canadian Taxes”), unless NAEP or the relevant Guarantor is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If NAEP or a Guarantor is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debentures or Guarantees, as applicable, NAEP or the relevant Guarantor, as applicable, will pay as additional interest such additional amounts (“Additional Amounts”), as may be necessary so that the net amount received by each Debentureholder, after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Debentureholder as the case may be, would have received if such Canadian Taxes had not been withheld or deducted, and similar payments (the term “Additional Amounts” shall also include any such similar payments) will also be made by NAEP or the relevant Guarantors to Debentureholders (other than Excluded Holders, as defined below) where a Debentureholder is required to self-assess and pay Canadian Taxes in respect of any payment made under or with respect to Debentures and NAEP or the relevant Guarantor is not required under the Tax Act to deduct or withhold an amount in respect of Canadian Taxes on such payment; provided, however, that no Additional Amounts will be payable with respect to:

(i)	a payment made to a Debentureholder or former Debentureholder (an “Excluded Holder”) of a Debenture in respect of the beneficial holder thereof:

(A)	with which NAEP does not deal at arm’s length (within the meaning of the Tax Act (or any successor legislation of similar effect)) at the time of making such payment;

(B)

that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Debentureholders who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, or if such imposition or change is announced by a relevant governmental authority less than 60 days before an applicable payment date, within 60 days of such announcement, NAEP shall give written notice, in the manner provided in this Indenture, to the Trustee and the Debentureholders of such imposition or change, as the case may be, and provide the Trustee and such Debentureholders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

(C)

that is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of Debentures or the receipt of payments or exercise of any enforcement rights, thereunder; or

(ii)	any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).

(b)

NAEP or the relevant Guarantor, as applicable, will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

(c)

At least 30 days prior to each date on which any payment under or with respect to the Debentures is due and payable, if NAEP or a Guarantor becomes obligated to pay any Additional Amounts in respect of such payment, NAEP or the relevant Guarantor, as applicable, shall deliver to the Trustee an officer’s certificate stating the fact that such Additional Amounts shall be payable, the amounts so payable, and shall set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the Debentureholders on the payment date.

(d)

NAEP will furnish to the Trustee, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Debentures, copies certified by an Officer of NAEP or the Guarantor of tax receipts evidencing such payment by NAEP or Guarantor or other documentary evidence of payment.

(e)

NAEP and each Guarantor will indemnify and hold harmless each Debentureholder (which, for greater certainty, shall include beneficial holders) and the Trustee (other than an Excluded Holder or with respect to Excluded Taxes) and, upon written request, will reimburse each such Debentureholder for the amount of:

(i)

any Canadian Taxes so levied or imposed on, and paid by, such Debentureholder as a result of the failure of NAEP or the relevant Guarantor to withhold or deduct any amounts for, or on account of, Canadian Taxes under this Section 5.22;

(ii)	any penalties, interest and expenses arising therefrom or with respect thereto; and

(iii)	any Canadian Taxes levied or imposed on, and paid by, such Debentureholder with respect to any reimbursement under clause (i) or (ii) above.

(f)

NAEP and the Guarantors agree to immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as “Other Taxes”) which arise from any payment made by NAEP or the Guarantors under or with respect to the Debentures or Guarantees (as applicable) or which are levied by any jurisdiction on the execution, delivery, issuance or registration of, or otherwise with respect to, any of the Debentures, this Indenture, any Guarantee or any other document referred to therein, or the enforcement of any of the Debentures or Guarantees.

(g)

If a Debentureholder (including, for greater certainty, any beneficial holder) determines, in its sole discretion, that it has received a refund of any Canadian Taxes or Other Taxes as to which it has been indemnified by NAEP or a Guarantor, or with respect to which NAEP or a Guarantor has paid Additional Amounts pursuant to this Section 5.22, it shall, within 30 days of receipt of such refund, pay over such refund to NAEP (at its address as set out in Section 11.1) or the relevant Guarantor, as applicable (but only to the extent of indemnity payments made, or Additional Amounts paid, by NAEP or the relevant Guarantor under this Section 5.22 with respect to Canadian Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of such Debentureholder and without interest (other than any interest paid by the relevant governmental authority with respect to such refund net of any applicable taxes payable in respect of such interest); provided, however, that NAEP or the relevant Guarantor, as applicable, upon the request of such Debentureholder, agrees to repay the amount paid over to NAEP or the relevant Guarantor (plus any penalties, interest or other charges imposed by the relevant governmental authority) to such Debentureholder in the event such Debentureholder is required to repay such refund to the governmental authority. This Section shall not be construed as requiring such Debentureholder to make available its tax returns (or any other information relating to its taxes which it deems confidential) to NAEP or a Guarantor or any other person, to arrange its affairs in any particular manner or to claim any available refund.

(h)

Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any) and interest or any other amount payable under or with respect to any Debenture, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(i)

Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 5.22 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Debentures, and shall remain in full force and effect and shall apply mutatis mutandis to any successor to NAEP or any Guarantor and to any jurisdiction in which NAEP or any Guarantor is organized or is otherwise resident or any jurisdiction from or through which payment is made by NAEP, any Guarantors or their respective agents.

ARTICLE 6

GUARANTEE

6.1	Unconditional Guarantee

Each Guarantor by executing a counterpart of this Indenture hereby unconditionally guarantees (each, a “Guarantee”), jointly and severally, to the Trustee in its individual capacity and on behalf of each Debentureholder that: (i) the principal of, premium, if any, and interest on the Debentures will be promptly paid in full when due, subject to any applicable grace period, whether at maturity, by acceleration, upon redemption or purchase or otherwise, and interest on the overdue principal, if any, and interest on any overdue instalment of interest, to the extent lawful, on the Debentures and all other obligations of the Corporation to the Debentureholders or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of any Debentures or of any such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, subject to any applicable grace period, whether at maturity, by acceleration, upon redemption or purchase or otherwise, subject, however, in the case of clauses (i) and (ii) above, to the limitations set forth in Section 6.3.

Each Guarantor guarantees that the Debentures shall be paid or performed strictly in accordance with the terms of the Debentures and this Indenture, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Debentureholder with respect thereto, all to the extent permitted by law. The obligations of each Guarantor under its Guarantee are independent of the obligations of the Corporation under the Debentures and this Indenture, and a separate action or actions may be brought and prosecuted against such Guarantor to enforce its Guarantee, irrespective of whether any action is brought against the Corporation or any other Guarantor or whether the Corporation or any other Guarantor is joined in any such action or actions. The liability of each Guarantor under its Guarantee shall be absolute and unconditional and the liability and obligations of such Guarantor hereunder shall not be released, discharged, mitigated, waived, impaired or affected in whole or in part by:

(a)	any lack of validity or enforceability of this Indenture or the Debentures with respect to the Corporation or any Guarantor or any agreement or instrument relating thereto;

(b)

any change in the time, manner or place of payment of, or in any other term of, all or any of the obligations under this Indenture, or any other amendment or waiver of or any consent to departure from this Indenture, including any increase in the obligations under this Indenture resulting from the extension of additional credit to the Corporation or otherwise;

(c)	the failure to give notice to the Guarantor of the occurrence of a Default or Event of Default under the provisions of this Indenture or the Debentures;

(d)	any taking, release or amendment or waiver of or consent to departure from any other guarantee, for all or any of obligations under this Indenture;

(e)

any failure, omission, delay by or inability on the part of the Trustee or the Debentureholders to assert or exercise any right, power or remedy conferred on the Trustee or the Debentureholders in this Indenture or the Debentures;

(f)

any change in the corporate structure, or termination, dissolution, amalgamation, consolidation or merger of the Corporation or any Guarantor with or into any other Person, the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all the assets of the Corporation or any Guarantor, the marshalling of the assets and liabilities of the Corporation or any Guarantor, the receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with the creditors, or readjustment of, or other similar proceedings affecting the Corporation or any Guarantor, or any of the assets of any of them;

(g)	the assignment of any right, title or interest of the Trustee or any Debentureholder in this Indenture or the Debentures to any other Person; or

(h)

any other event or circumstance (including any statute of limitations), whether foreseen or unforeseen and whether similar or dissimilar to any of the foregoing, that might otherwise constitute a defense available to, or a discharge of, the Corporation or a Guarantor, other than payment in full of the obligations under this Indenture; it being the intent hereunder that the obligations of each Guarantor hereunder shall not be discharged except by payment of all amounts owing pursuant to this Indenture or the Debentures.

The Guarantee of each Guarantor shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the obligations under this Indenture are rescinded or must otherwise be returned by any Debentureholder or the Trustee upon the insolvency, bankruptcy or reorganization of the Corporation or otherwise, all as though such payment had not been made. Each Guarantor further agrees, to the fullest extent that it may lawfully do so, that, as between such Guarantor, on the one hand, and the Debentureholders and the Trustee, on the other hand: (i) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 7 of this Indenture for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby; and (ii) in the event of any acceleration of such obligations as provided in Article 7 of this Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purpose of this Guarantee.

6.2	Severability

In case any provision of this Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.3	Limitation of Guarantor’s Liability

Each Guarantor, and by its acceptance hereof each Debentureholder, hereby confirms that it is the intention of all such parties that the guarantee by such Guarantor pursuant to its Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Bankruptcy Law, the Fraudulent Conveyances Act (Ontario) or other similar applicable laws. To effectuate the foregoing intention, the Debentureholders and such Guarantor hereby irrevocably agree that the obligations of such Guarantor under the Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to Section 6.5, result in the obligations of such Guarantor under the Guarantee not constituting such fraudulent transfer or conveyance.

6.4	Release of Guarantor

(a)	Any Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Debentureholder, upon:

(i)	such Guarantor ceasing to be a guarantor under the Credit Agreement, if such Guarantor became a Guarantor by reason of Section 5.18 because it became a guarantor under the Credit Agreement;

(ii)

the amalgamation or consolidation of such Guarantor with the Corporation or any Guarantor that is a Wholly Owned Restricted Subsidiary of the Corporation; (B) the merger of such Guarantor with or into the Corporation or any Guarantor that is a Wholly Owned Restricted Subsidiary of the Corporation; (C) the sale or all or substantially all of the assets of such Guarantor to the Corporation or any Guarantor that is a Wholly Owned Restricted Subsidiary of the Corporation; or (D) the dissolution of such Guarantor that is otherwise in compliance with the terms of this Indenture;

(iii)	the Designation of such Guarantor as an Unrestricted Subsidiary pursuant to Section 5.21; or

(iv)

the sale or other disposition (by merger or otherwise) of all or substantially all of the assets of such Guarantor to any Person that is not a Restricted Subsidiary of the Corporation, or (B) the sale or other disposition (by merger or otherwise) to any Person that is not a Restricted Subsidiary of the Corporation of such of the Capital Stock of such Guarantor owned directly or indirectly by the Corporation so that the Corporation no longer owns, directly or indirectly, greater than 50% of the Common Stock of such Guarantor; provided that such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of this Indenture.

(b)

The Trustee shall, if the Corporation requests, deliver an appropriate instrument evidencing such release upon receipt of a request by the Corporation accompanied by an Officers’ Certificate and Opinion of Counsel certifying as to the compliance with this Section 6.4.

(c)	All Guarantees shall be of no further force and effect upon compliance with Section 8.5.

6.5	Contribution

In order to provide for just and equitable contribution among the Guarantors, the Guarantors agree, inter se, that in the event any payment or distribution is made by any Guarantor (a “Funding Guarantor”) under the Guarantee, such Funding Guarantor shall be entitled at the election of the Corporation to a contribution from all other Guarantors in a pro rata amount based on the Adjusted Net Assets (as defined below) of each Guarantor (including the Funding Guarantor) for all payments, damages and expenses incurred by that Funding Guarantor in discharging the Corporation’s obligations with respect to the Debentures or any other Guarantor’s obligations with respect to the Guarantee. “Adjusted Net Assets” of such Guarantor at any date shall mean the lesser of the amount by which (x) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Guarantee, of such Guarantor at such date and (y) the present fair saleable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), excluding debt in respect of the Guarantee of such Guarantor, as they become absolute and matured.

6.6	Waiver of Subrogation

Until all Obligations under the Debentures and this Indenture are paid in full, each Guarantor, hereby irrevocably waives any claims or other rights which it may now or hereafter acquire against the Corporation that arise from the existence, payment, performance or enforcement of such Guarantor’s obligations under the Guarantee and this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Debentureholder against the Corporation, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Corporation, directly or indirectly, in cash or other property or by set off or in any other manner, payment or security on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and the Debentures shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Debentureholders, and shall, forthwith be paid to the Trustee for the benefit of such Debentureholders to be credited and applied upon the Debentures, whether matured or unmatured, in accordance with the terms of this Indenture. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 6.6 is knowingly made in contemplation of such benefits.

6.7	Additional Guarantees

The provisions of this Article 6 shall apply to each Restricted Subsidiary that is required to unconditionally guarantee all of the Corporation’s obligations under the Debentures and this Indenture on the terms set forth in this Indenture pursuant to Section 5.18. A Restricted Subsidiary that is required pursuant to Section 5.18 to provide such a guarantee shall do so by executing a supplemental indenture as contemplated by Section 5.18.

ARTICLE 7

DEFAULT

7.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure to pay interest on the Debentures when due and the continuance of such default for a period of 30 days;

(b)	failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise and the continuance of such default for a period of 3 days;

(c)	the failure to make a Change of Control Offer as described in Section 5.17;

(d)	the failure to comply with Section 9.1;

(e)

a default in a material respect in the observance or performance of, or breach of any covenant or agreement of the Corporation or any Guarantor contained in this Indenture by the Corporation or any Guarantor (other than as contemplated by clauses (a), (b), (c) and (d) above) which remains unremedied for a period of 45 days after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring NAEP to remedy such default;

(f)

one or more judgments in an aggregate amount in excess of $10.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged in writing) shall have been rendered against the Corporation or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(g)

if a decree or order of a court having jurisdiction is entered adjudging NAEP or any of its Significant Subsidiaries a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of NAEP or any of its Significant Subsidiaries, or appointing a receiver of, or of any substantial part of, the property of NAEP or any of its Significant Subsidiaries or ordering the winding-up or liquidation of its or any of its Significant Subsidiaries’ affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(h)

if NAEP or any of its Significant Subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of NAEP or any of its Significant Subsidiaries or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(i)

if, after the date of this Indenture, any proceedings with respect to NAEP or any of its Significant Subsidiaries are taken with respect to a compromise or arrangement, with respect to creditors of NAEP or any of its Significant Subsidiaries generally, under the applicable legislation of any jurisdiction;

(j)

any Guarantee of one or more Significant Subsidiaries ceases to be in full force and effect (other than in accordance with the terms of such Guarantee or this Indenture) or any Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Guarantee; or

(k)

a default under any Indebtedness for money borrowed by the Corporation or any Restricted Subsidiary that results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness at maturity, in an aggregate amount greater than $35 million or its foreign currency equivalent at the time and such acceleration has not been rescinded or annulled within ten Business Days after the date of such acceleration.

In each event set forth above (other than an event specified in clauses (g), (h) or (i) above), the Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 7.3 and upon receiving sufficient funding and indemnity, by notice in writing to NAEP declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, and NAEP shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and, to the extent lawful, interest on amounts in default on such Debentures (and, where such a declaration is based upon a voluntary winding-up or liquidation of NAEP, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by NAEP on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of NAEP’s obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 7.6.

If an event specified in clauses (g), (h) or (i) above with respect to the Corporation occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Debentures shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Debentureholder.

For greater certainty, for the purposes of this Section 7.1, an Event of Default shall occur with respect to a series of Debentures if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 7.1 shall refer to Debentures of that particular series.

For the purposes of this Article 7, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 7.1, then this Article 7 shall apply mutatis mutandis to the Debentures of such series and references in this Article 7 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

7.2	Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 11.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised NAEP in writing.

7.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)

the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.1, and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing, if the Event of Default has occurred by reason of the non-observance or non-performance by NAEP of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)

the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.4	Enforcement by the Trustee

Subject to the provisions of Section 7.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if NAEP shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.1, the principal of and premium (if any) and interest on all

Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to NAEP or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against NAEP or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 7.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof at the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

7.5	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or to have NAEP wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy at law or equity, unless: (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding. In such event but not otherwise, any Debentureholder acting on behalf of himself and all other Debentureholders, shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 7.4, but in no event shall any Debentureholder or combination of Debentureholders have any right to take any other remedy or proceedings; it being understood and intended that no one or more Debentureholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Debentureholders, or to obtain or to seek to obtain priority or preference over any other Debentureholders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Debentureholders.

7.6	Application of Monies by Trustee

(a)

Except as herein otherwise expressly provided, any monies received by the Trustee from NAEP pursuant to the foregoing provisions of this Article 7, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of NAEP, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:

(i)

first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)

second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the Debentureholders, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to NAEP or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of NAEP or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than NAEP or any Subsidiary but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)

The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 12.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

7.7	Notice of Payment by Trustee

Not less than 30 days’ notice shall be given in the manner provided in Section 11.2 by the Trustee to the Debentureholders of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.8	Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to NAEP as the Trustee shall deem sufficient.

7.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the Debentureholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

7.10	No Personal Liability of Officers, Directors, Employees or Shareholders

Obligations of the Corporation or the Guarantors, as such, under this Indenture, the Debentures and any Guarantee, are payable only out of cash flow and assets of the Corporation or the Guarantors, as applicable. The Trustee, and each Debentureholder by its acceptance of a Debenture, will be deemed to have agreed in this Indenture that no director, officer, employee, stockholder or shareholder, as such, of the Corporation, a Guarantor, the Trustee or any Affiliate of any of the foregoing entities shall have any personal liability in respect of the obligations of the Corporation or the Guarantors under this Indenture, the Corporation under the Debentures or of the Guarantors under any Guarantee by reason of his, her or its status. The agreements set forth in this Section 7.10 are part of the consideration for the issuance of the Debentures and the Guarantees.

ARTICLE 8

SATISFACTION AND DISCHARGE

8.1	Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by NAEP, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

8.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	NAEP shall be entitled to pay or deliver to the Trustee and direct it to set aside;

(b)	in respect of monies in the hands of the Trustee which may or should be applied to the payment of the Debentures, NAEP shall be entitled to direct the Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies, so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 8.3.

8.3	Repayment of Unclaimed Monies

Subject to applicable law, any monies set aside under Section 8.2 and not claimed by and paid to Debentureholders as provided in Section 8.2 within six years after the date of such setting aside shall be repaid and delivered to NAEP by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such monies, and thereafter the holders of the Debentures in respect of which such monies were so repaid to NAEP shall have no rights in respect thereof except to obtain payment and delivery of the monies from NAEP subject to any limitation provided by the laws of the Province of Ontario.

8.4	Discharge

The Trustee shall at the written request of NAEP release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release NAEP from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

8.5	Satisfaction

(a)

NAEP shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Trustee, at the expense of NAEP, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i)

NAEP has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii)	NAEP has deposited or caused to be deposited with the Trustee as property in trust for the purpose of making payment on such Debentures:

(A)

if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

(B)

if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable, as will, together with the income to accrue thereon, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii)

NAEP has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(iv)

NAEP has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 8.5 shall be irrevocable, subject to Section 8.6, and shall be made under the terms of an escrow and/or trust agreement in form, and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b)

Upon the satisfaction of the conditions set forth in this Section 8.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 3, Article 4 and Article 8 and Section 7.4 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to NAEP.

(c)	Any funds or obligations deposited with the Trustee pursuant to this Section 8.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)

If the Trustee is unable to apply any money or securities in accordance with this Section 8.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, NAEP’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 8.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 8.5, provided that if NAEP has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, NAEP shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

8.6	Continuance of Rights, Duties and Obligations

(a)

Where trust funds or trust property have been deposited pursuant to Section 8.5, the Debentureholders and NAEP shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 3, Article 4, Article 8 and Section 7.4 and the provisions of Article 1 pertaining to the foregoing provisions, as may be applicable.

(b)

In the event that, after the deposit of trust funds or trust property pursuant to Section 8.5 in respect of a series of Debentures (the “Defeased Debentures”), NAEP is required to purchase any outstanding Debentures, NAEP shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 8.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of NAEP the total offer price payable in respect of an offer relating to any Debentures. Upon receipt of a Written Direction from NAEP, the Trustee shall be entitled to pay to such holders from such trust money or trust property deposited with the Trustee pursuant to Section 8.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer from NAEP (which amount shall be based on the applicable principal amount of the Defeased Debentures held by holders that accept any such offer in relation to the aggregate outstanding principal amount of all of the Defeased Debentures).

(c)

Notwithstanding the foregoing, all funds remaining after the full payment satisfaction and discharge of the Debentures shall be returned to NAEP after the deduction of reasonable costs and expenses incurred by the Trustee in remitting funds to the Debentureholders.

ARTICLE 9

SUCCESSORS

9.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

(a)

NAEP shall not in any transaction or series of transactions enter into a plan of arrangement, amalgamate, consolidate or merge with or into, or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its properties and assets to any Person (herein called a “Successor”) unless:

(i)

prior to or contemporaneously with the consummation of such transaction, NAEP and the Successor shall have executed such instruments and done such things as are necessary or advisable to establish that upon the consummation of such transaction:

(A)

the Successor will have expressly assumed by supplemental indenture executed and delivered by the Successor to the Trustee all the covenants and obligations of NAEP under this Indenture in respect of the Debentures;

(B)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(C)	in the case of an entity organized otherwise than under the laws of Canada or any province or territory thereof, shall attorn to the jurisdiction of the courts of the Province of Ontario;

(ii)	the Successor shall be a corporation organized and validly existing under the laws of Canada or any province or territory thereof, the United States or any State thereof or the District of Columbia;

(iii)

immediately after giving effect to such transaction on a pro forma basis, the Corporation or the Successor (as the case may be) would be able to incur at least $1.00 of additional Indebtedness under Section 5.12(a);

(iv)

each of the Guarantors shall have executed and delivered to the Trustee a confirmation that the Guarantee executed by such Guarantor shall continue to guarantee the obligations of the Successor under the Debentures;

(v)

no condition or event shall exist as to NAEP (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder; and

(vi)

the Corporation shall deliver, or cause to be delivered, to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, with respect thereto comply with this Section 9.1(a) and that all conditions precedent herein provided for relating to such transaction have been satisfied;

(b)

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and this Indenture in connection with any transaction complying with the provisions of Section 5.13) shall not, and the Corporation will not cause or permit any Guarantor to, in any transaction or series of transactions, enter into a plan of arrangement, amalgamate, consolidate, or merge with or into, or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its properties and assets to any Person (other than the Corporation or any other Guarantor), unless:

(i)

prior to or contemporaneously with the consummation of such transaction, the Guarantor and the Person shall have executed such instruments and done such things as are necessary or advisable to establish that upon the consummation of such transaction:

(A)	the Person will have expressly assumed by supplemental indenture all of the obligations of the Guarantor under the Guarantee;

(B)	the Guarantee will be a valid and binding obligation of the Person; and

(C)	in the case of an entity organized otherwise than under the laws of Canada or any province or territory thereof, shall attorn to the jurisdiction of the courts of the Province of Ontario;

(ii)	the Person shall be a corporation organized and validly existing under the laws of Canada or any province or territory thereof, the United States or any State thereof or the District of Columbia;

(iii)	immediately after giving effect to such transaction on a pro forma basis, the Corporation would be able to incur at least $1.00 of additional Indebtedness under Section 5.12(a);

(iv)

no condition or event shall exist as to the Guarantor (at the time of such transaction) or the Person (immediately after such transaction) and after giving full effect thereto or immediately after the Person assumes the obligations of the Guarantor under the Guarantee, which constitutes or would constitute an Event of Default hereunder; and

(v)

the Corporation shall deliver, or cause to be delivered, to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, with respect thereto comply with this Section 9.1(b) and that all conditions precedent herein provided for relating to such transaction have been satisfied.

9.2	Vesting of Powers in Successor

Whenever the conditions of Section 9.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of NAEP under this Indenture with the same effect as though the Successor had been named as NAEP herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, NAEP shall be relieved of all obligations and covenants under this Indenture and the Debentures. The Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 10

MEETINGS OF DEBENTUREHOLDERS

10.1	Right to Convene Meeting

The Trustee or NAEP may at any time and from time to time, and the Trustee shall, on receipt of a written request of NAEP or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by NAEP or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, NAEP or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Trustee.

10.2	Notice of Meetings

(a)

At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 11.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)

If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 10.16, especially affects the rights of Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of Debentureholders of any other series are affected (determined as provided in Sections 10.2 and 10.2(d)), then:

(i)

a reference to such fact, indicating each series of Debentures so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)

the Debentureholders of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 10.16 unless in addition to compliance with the other provisions of this Article 10:

(A)

at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 10 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B)

in the case of action taken or power exercised by instrument in writing under Section 10.16, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c)

Subject to Section 10.2, the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 10.16, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an Opinion of Counsel, which shall be binding on all Debentureholders, the Trustee and NAEP for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 10.2 or Sections 10.4, 10.13 and 10.16;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of Debentureholders of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

10.3	Chairman

Some Person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in Person or by proxy shall choose some Person present to be chairman.

10.4	Quorum

Subject to the provisions of Section 10.13, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 10.13, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

10.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 10.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

10.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

10.8	Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll, each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

10.9	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. NAEP (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)

the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

(b)

the deposit of instruments appointing proxies at such place as the Trustee, NAEP or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to NAEP or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

10.10	Persons Entitled to Attend Meetings

NAEP and the Trustee, by their respective officers, directors and employees; the Auditors of NAEP; and the legal advisers of NAEP, the Trustee or any Debentureholder, may attend any meeting of the Debentureholders, but shall have no vote as such.

10.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law but subject to Section 10.12, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange (if applicable) or such other exchange on which the Debentures are then listed:

(a)

power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)

power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee (subject to the consent of the Trustee) against NAEP, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)

power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by NAEP and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)

power to sanction any scheme for the reconstruction, reorganization or recapitalization of NAEP or for the consolidation, amalgamation or merger of NAEP with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of NAEP or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 9.1 shall have been complied with;

(e)

power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)

power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 7.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)

power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)

power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of NAEP;

(j)

power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)

power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(l)

power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of NAEP or of any other Person formed or to be formed; and

(m)	power to authorize the distribution in specie of any shares, bonds, debentures or securities received pursuant to a transaction authorized under the provisions of Section 10.11(l); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 10.11.

10.12	Unanimous Approval

Notwithstanding Section 10.11, without the consent of each Debentureholder affected (whether in the aggregate holding a majority in principal amount of Debentures or not), no amendment may:

(a)	reduce the percentage or proportion of the aggregate principal amount of Debentures the holders of which must consent to or vote in favour of any amendment or waiver;

(b)	reduce the rate of or change the time for payment of interest on any Debentures;

(c)	reduce the principal of or change the Maturity Date of any Debentures;

(d)	make any Debentures payable in money other than that stated in the Debentures;

(e)	subordinate the Debentures or any Guarantee to any other obligation of the Corporation or the applicable Guarantor other than pursuant to a Permitted Lien; or

(f)	make any change in the amendment provisions which would decrease or reduce the circumstances in which the consent of each Debentureholder would be required.

10.13	Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)

If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

10.14	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

10.15	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of NAEP, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

10.16	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/ 3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

10.17	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 10.5 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

10.18	Evidence of Rights of Debentureholders

(a)

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

10.19	Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 10.16, does not adversely affect the rights of the Debentureholders of one or more series, the provisions of this Article 10 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the Debentureholders of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the Debentureholders of any other series.

ARTICLE 11

NOTICES

11.1	Notice to NAEP

Any notice to NAEP under the provisions of this Indenture shall be valid and effective if delivered to NAEP at: Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta, T7X 5A7, Attention: Chief Financial Officer, and a copy delivered to Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, Suite 4100, Toronto, Ontario, M5H 3Y4, Attention: Gordon Raman, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given and received three days following the mailing thereof, or if sent by courier, shall be deemed to have been effectively given and received on the day such delivery is accepted and signed for, or sending the same by facsimile transmission to the same addressee at NAEP at Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta, T7X 5A7 or Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, Suite 4100, Toronto, Ontario, M5H 3Y4, which if sent by facsimile transmission and received not later than 5:00 p.m. (Toronto time) on a Business Day, shall be deemed to have been given and received on such date and otherwise on the next Business Day. NAEP may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of NAEP for all purposes of this Indenture.

If by reason of any interruption of mail service, actual or threatened, any notice to be given to NAEP would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given and received pursuant to this Section 11.1, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Section 11.1.

11.2	Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned with a copy to the Trustee and shall be deemed to have been effectively given and received three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of NAEP to give or mail any notice due to anything beyond the reasonable control of NAEP shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, NAEP shall give such notice by publication at least once in the Cities of Toronto, Ontario and Calgary, Alberta (or in such of those cities as, in the opinion of the Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given and received on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debenture.

11.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Calgary, at 600, 333-7 Avenue SW, Calgary, Alberta, T2P 2Z1, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given and received three days following the mailing thereof, or, if sent by courier, shall be deemed to have been effectively given and received on the day such delivery is accepted and signed for, or sending the same by facsimile transmission to the same addressee at 866 612-0996, which if sent by facsimile transmission and received not later than 5:00 p.m. (Calgary time) on a Business Day, shall be deemed to have been given and received on such date and otherwise on the next Business Day. The Trustee may from time to time notify NAEP in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this Indenture.

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given and received pursuant to this Section 11.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Section 11.3.

ARTICLE 12

CONCERNING THE TRUSTEE

12.1	Corporate Trustee Required; Eligibility

(a)

For so long as required by Trust Indenture Legislation, the Trustee shall be a resident or authorized to do business in the Province of Ontario and any other province in Canada where Debentureholders may be resident from time to time. The Trustee represents to NAEP that at the date of execution and delivery by it of this Indenture, it is authorized to carry on the business of a trust company in the Province of Ontario but if, notwithstanding the provisions of this Section 12.1(a), it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Ontario, either become so authorized or resign in the manner and with the effect specified in Section 12.2.

(b)

The Trustee represents to NAEP that at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 12.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 12.2.

(c)	The Trustee will not be required to give any bond or security in respect of the execution of the trusts and powers set out in this Indenture or otherwise in respect of the premises.

(d)	Neither the Trustee nor any Affiliate of the Trustee shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of NAEP.

12.2	Replacement of Trustee

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to NAEP 90 days’ notice in writing or such shorter notice as NAEP may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, NAEP shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by NAEP, the retiring Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at NAEP’s expense, for the appointment of a new Trustee but any new Trustee so appointed by NAEP or by the court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 12.2 to replace the Trustee shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any company succeeding to the corporate trust business of the Trustee shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of NAEP, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from NAEP be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by NAEP.

12.3	Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

12.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder, the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or the Trust Indenture Legislation or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 12.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an Opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for NAEP.

12.5	Evidence and Authority to Trustee, Opinions, etc.

NAEP shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by NAEP or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of NAEP, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 12.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives NAEP written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)	an Officers’ Certificate stating that any such condition precedent has been complied with;

(b)

in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)

in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of NAEP that such condition precedent has been complied with.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of NAEP, it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

NAEP shall furnish to the Trustee at any time if the Trustee reasonably so requires, its certificate that NAEP has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, NAEP shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or Officers’ Certificate as specified by the Trustee as to any action or step required or permitted to be taken by NAEP or as a result of any obligation imposed by this Indenture.

12.6	Officers’ Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers’ Certificate.

12.7	Experts, Advisers and Agents

The Trustee may employ or retain such counsel, accountants, appraisers, engineers or other experts or advisors as it reasonably requires for the purpose of determining and discharging its duties and administering the trusts hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them. Any remuneration so paid by the Trustee shall be repaid to the Trustee in accordance with Section 5.2.

The Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Corporation or by the Trustee, in relation to any matter arising in the administration of the trust hereof.

12.8	Trustee May Deal in Debentures

Subject to Sections 12.1 and 12.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with NAEP or otherwise, without being liable to account for any profits made thereby.

12.9	Investment of Monies Held by Trustee

Upon receipt of a direction from the Corporation, the Trustee shall invest any monies held by the Trustee, in Authorized Investments in its name in accordance with such direction. Any direction from the Corporation to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. E.T. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. E.T. the next Business Day. For the purpose hereof, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Trustee) provided that such obligation is rated at least R1 (high) by DBRS Inc. or an equivalent rating service.

In the event that a Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department, the deposit department of one of its Affiliates, or the deposit department of a Canadian chartered bank; but the Trustee, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Trustee, its Affiliates or a Canadian chartered bank. For the purpose of this Article 12, “Affiliate” means affiliated companies within the meaning of the CBCA and includes Canadian Imperial Bank of Commerce and CIBC Mellon Global Securities Services Company and each of their affiliates within the meaning of the CBCA.

12.10	Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 12.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by NAEP of any of the obligations herein imposed upon NAEP or of the covenants on the part of NAEP herein contained, nor in any way to supervise or interfere with the conduct of NAEP’s business, unless the Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 10, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

12.11	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

12.12	Trustee Not Bound to Act on NAEP’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of NAEP until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

12.13	Conditions Precedent to Trustee’s Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by it for which Debentures the Trustee shall issue receipts.

12.14	Compensation and Indemnity

(a)

NAEP shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by NAEP and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)

NAEP hereby indemnifies and saves harmless the Trustee and its directors, officers and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligent failure to act, or the wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify NAEP promptly of any claim for which it may seek indemnity. NAEP shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate counsel and NAEP shall pay the reasonable fees and expenses of such Counsel. NAEP need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	NAEP need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or bad faith or breach of the Trustee’s duties hereunder.

12.15	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

12.16	Third Party Interests

Each party to this Agreement (in this paragraph referred to as a “representing party”) hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

12.17	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Corporation provided that (i) the Trustee written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

12.18	Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, no party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 13

SUPPLEMENTAL INDENTURES

13.1	Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the directors of NAEP, NAEP may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	providing for the issuance of Debentures under this Indenture;

(b)

adding to the covenants of NAEP or any Guarantor herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising thereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an Opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d)

evidencing the succession, or successive successions, of others to NAEP or any Guarantor and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)	giving effect to any Extraordinary Resolution passed as provided in Article 10;

(f)

evidencing and providing for the acceptance of appointment hereunder by a successor trustee with respect to the Debentures of one or more series, and adding to or changing any of the provisions of this Indenture as may be necessary to provide for or facilitate the administration of the trusts hereunder by two Trustees;

(g)

modifying, amending or eliminating any of the terms of the Indenture, provided, that no such modification, amendment or elimination will be effective with respect to any Debenture which are outstanding at the time of such modification, amendment or elimination; and

(h)	for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. NAEP and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, NAEP and the Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of NAEP provided for the issue of Debentures, providing that in the opinion of the Trustee (relying upon an Opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

The Trustee may in its unfettered discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become effective.

ARTICLE 14

EXECUTION AND FORMAL DATE

14.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

14.2	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of April 7, irrespective of the actual date of execution hereof.

[Remainder of page intentionally left blank]

* * * * * *

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

CIBC MELLON TRUST COMPANY

By:	“Robert Solis”
Name: Robert Solis
Title: Manager, Corporate Trust

By:	“Roberta Massender”
Name: Roberta Massender
Title: Manager, Corporate Trust

NORTH AMERICAN CONSTRUCTION GROUP INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN CAISSON LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN CONSTRUCTION LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN ENGINEERING INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN ENTERPRISES LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

S88

NORTH AMERICAN INDUSTRIES INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN MAINTENANCE LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN MINING INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN PIPELINE INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN ROAD INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN SERVICES INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN SITE DEVELOPMENT LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN SITE SERVICES INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN PILE DRIVING INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

S89

NORTH AMERICAN FLEET COMPANY LTD.

“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

DRILLCO FOUNDATION CO. LTD.

“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

DF INVESTMENTS LIMITED

“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

S90

SUPPLEMENTAL TRUST INDENTURE

NORTH AMERICAN ENERGY PARTNERS INC.

- and -

EACH OF THE GUARANTORS PARTY HERETO

- and -

CIBC MELLON TRUST COMPANY

SERIES 1 SUPPLEMENTAL TRUST INDENTURE

Supplementing the Trust Indenture dated as of April 7, 2010 among North American Energy Partners Inc., as Issuer, each of the Guarantors party thereto, as Guarantors and CIBC Mellon Trust Company, as Trustee, and providing for the issue of 9.125% Series 1 Senior Unsecured Debentures due 2017 in the aggregate principal amount of $225 million.

April 7, 2010

2

THIS SUPPLEMENTAL TRUST INDENTURE, relating to 9.125% Series 1 Senior Unsecured Debentures due 2017, is made April 7, 2010

AMONG:

NORTH AMERICAN ENERGY PARTNERS INC., a corporation existing under the laws of Canada,

(hereinafter called “NAEP” or the “Corporation”),

- and -

EACH OF THE GUARANTORS PARTY HERETO

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in each province of Canada,

(hereinafter called the “Trustee”),

WHEREAS by a trust indenture (the “Base Indenture”) dated as of April 7, 2010 among the Corporation, the Guarantors (as defined in the Base Indenture) and the Trustee, provision was made for the issuance of one or more series of Debentures (as defined in the Base Indenture) by the Corporation upon and subject to the conditions set out in such indenture;

AND WHEREAS the Corporation wishes to issue a series of senior unsecured Debentures designated as 9.125% Series 1 Senior Unsecured Debentures due 2017 in the aggregate principal amount of CAD$225 million and for that purpose to enter into this supplemental indenture (the “Supplemental Indenture”, and the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”) to the Base Indenture;

AND WHEREAS all things necessary have been done and performed to authorize the execution of this Supplemental Indenture;

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

In this Supplemental Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms defined in the Base Indenture and used but not defined in this Supplemental Indenture shall have the meanings specified in the Base Indenture.

This Supplemental Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Base Indenture. When entered into by the parties, this Supplemental Indenture shall be supplemental to, part of and read together with the Base Indenture as a single instrument, and all of the provisions of the Base Indenture, as supplemented by this Supplemental Indenture, shall apply to the Series 1 Debentures.

If any term or provision contained in this Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Base Indenture, the terms and provisions of this Supplemental Indenture shall govern; provided, however, that the terms and provisions of this Supplemental Indenture may modify or amend the terms of the Base Indenture solely as applied to the Series 1 Debentures.

3

When used in this Supplemental Indenture, the following terms shall have the following meanings:

“Base Indenture” is defined in the recitals.

“Canada Bond Yield” means, on any date, the bid yield to maturity on such date compounded semi-annually which a non-callable non-amortizing Government of Canada nominal bond would be expected to carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Debentures on such date, as determined by the Corporation based on a linear interpolation of the yields represented by the arithmetic average of bids observed in the market place at or about 11:00 a.m. (Toronto time), on the relevant date for each of the two (2) outstanding non-callable non-amortizing Government of Canada nominal bonds which have the terms to maturity which most closely span the remaining term to maturity of the Debentures on such date, where such arithmetic average is based in each case on the bids quoted to an independent investment dealer acting as agent of the Corporation by two (2) independent registered members of the Investment Industry Regulatory Organization of Canada selected by the Corporation (such independent registered members to be acceptable to the Trustee, acting reasonably), calculated in accordance with standard practice in the industry.

“Canada Yield Price” means the price for the Series 1 Debentures, as determined by an independent investment dealer selected by the Corporation (such independent investment dealer to be acceptable to the Trustee, acting reasonably), as of the Business Day immediately preceding the day on which the notice of redemption for prepayment is given, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Series 1 Debentures (not including any portion of the scheduled payments of interest accrued as of the relevant redemption date) discounted to the relevant redemption date on a semi-annual basis (assuming a 365-day year) at the discount rate equal to the sum of the Canada Bond Yield for such Series 1 Debentures and the Canada Yield Spread.

“Canada Yield Spread” means 1.00% (or 100 basis points) per annum.

“Indenture” is defined in the recitals.

“Issue Date” means April 7, 2010.

“Interest Payment Date” means April 7 and October 7 of each year that the Series 1 Debentures are outstanding, commencing on October 7, 2010.

“Record Date” means the date specified for determining holders entitled to receive interest on the Series 1 Debentures on any Interest Payment Date.

“Redemption Date” means, with respect to any Series 1 Debenture or portion thereof to be redeemed, the date fixed for such redemption by or pursuant to the Indenture.

“Redemption Price” means the amount payable for the redemption of any Series 1 Debenture or portion thereof on a Redemption Date, exclusive of accrued and unpaid interest thereon to the Redemption Date, unless otherwise specifically provided and includes the Tax Redemption Price.

“Series 1 Debentures” means the 9.125% Series 1 Senior Unsecured Debentures due 2017 that are issued under this Supplemental Indenture, as amended or supplemented from time to time. The Series 1 Debentures shall constitute one series of Debentures for all purposes under the Indenture.

“Series 1 Maturity Date” is defined in Section 2.4.

“Supplemental Indenture” is defined in the recitals.

4

ARTICLE 2

TERMS OF THE DEBENTURES

2.1	Authorization and Designation

The Corporation is hereby authorized to issue under the Indenture a series of Debentures designated as “9.125% Series 1 Senior Unsecured Debentures due 2017”, having the terms set forth in this Article 2.

2.2	Ranking

The Series 1 Debentures will be direct senior unsecured obligations of the Corporation in accordance with the provisions of Section 2.11 of the Base Indenture.

2.3	Limitation on Aggregate Principal Amount

The Series 1 Debentures authorized for issue initially will be limited to an aggregate principal amount of $225 million. The Corporation may, from time to time, without the consent of any existing holders of the Series 1 Debentures, create and issue additional Series 1 Debentures having the same terms and conditions as the Series 1 Debentures in all respects, except for the date of issuance, issue price and first payment of interest thereon. Additional Series 1 Debentures so created and issued will be consolidated with and form a single series with the Series 1 Debentures.

2.4	Date of Issue and Maturity

The Series 1 Debentures shall be dated as of April 7, 2010 and shall become due and payable, together with all accrued interest and unpaid interest thereon, on April 7, 2017 the “Series 1 Maturity Date”.

2.5	Interest

The Series 1 Debentures shall bear interest from the Issue Date to the Series 1 Maturity Date at the rate of 9.125% per annum, payable in equal semi-annual payments in arrears on each Interest Payment Date, the first such payment to fall due on October 7, 2010 and the last such payment to fall due on April 7, 2017, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Notwithstanding the foregoing, the first interest payment will include accrued interest from and including April 7, 2010 to but excluding October 7, 2010 and shall be $45.625 per $1,000 principal amount of Series 1 Debentures.

While the Series 1 Debentures are represented by a Global Debenture, the Record Date will be the close of business seven Business Days preceding the relevant Interest Payment Date. If the Series 1 Debentures cease to be represented by a Global Debenture, the Company may select a Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

2.6	Legends

The Series 1 Debentures shall bear legends substantially to the following effect:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SERIES 1 DEBENTURES MUST NOT TRADE THE SERIES 1 DEBENTURES BEFORE AUGUST 8, 2010.”

“THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE

5

UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A AND IS ACQUIRING SUCH DEBENTURES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS DEBENTURE IN AN OFFSHORE TRANSACTION WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (C) IT IS AN “ACCREDITED INVESTOR” (AS DEFINED IN REGULATION D UNDER THE SECURITIES ACT), (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS DEBENTURE PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) WHICH IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS DEBENTURE (OR ANY PREDECESSOR OF SUCH DEBENTURE) EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) FOR SO LONG AS THE DEBENTURE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (C) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS DEBENTURE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS DEBENTURE), (D) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT (IF AVAILABLE), (E) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (F) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS), OR (G) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS DEBENTURE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS DEBENTURE THE COMPANY OR THE TRUSTEE MAY REQUIRE THE HOLDER, PRIOR TO SUCH TRANSFER, TO FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION”, “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

“THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.”

2.7	Place Where Payable

The location for payment of principal and interest on the Series 1 Debentures and where such debentures may be surrendered for registration of transfer or exchange, each as applicable, will be the Principal Offices of the Trustee in Toronto, Ontario or Calgary, Alberta or any paying agent.

2.8	Optional Redemption

(a)

At any time prior to April 7, 2013, the Corporation may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Series 1 Debentures, upon not less than 30 nor more than 60 days’ notice, at a Redemption Price of 109.125% of the principal amount of the Series 1 Debentures redeemed,

6

plus accrued and unpaid interest thereon to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), with the net cash proceeds of one or more Public Equity Offerings; provided, however, that:

(i)

at least 65% of the aggregate principal amount of the Series 1 Debentures issued under the Indenture remain outstanding immediately after the occurrence of such redemption, excluding Series 1 Debentures held by the Corporation and its Subsidiaries; and

(ii)	the redemption occurs within 90 days of the date of the closing of any such Public Equity Offering.

(b)

At any time prior to April 7, 2013, the Corporation may on one or more occasions redeem the Series 1 Debentures, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the Redemption Price which is equal to the greater of (a) the Canada Yield Price and (b) 100% of the aggregate principal amount of Series 1 Debentures redeemed, plus, in each case, accrued and unpaid interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

(c)

Starting on April 7, 2013, the Corporation may on one or more occasions redeem the Series 1 Debentures, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the Redemption Prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest thereon, to the applicable Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the twelve-month period beginning on April 7 of the years indicated below:

Year	Percentage
2013	104.563%
2014	103.042%
2015	101.520%
2016 and thereafter	100%

Any redemption pursuant to this Section 2.9 shall be made pursuant to the provisions of Article 4 of the Base Indenture, including without limitation the notice provisions contained in Section 4.3.

2.9	Denomination

The Series 1 Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Series 1 Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the director or officer of NAEP executing such Series 1 Debenture in accordance with Section 2.6 of the Base Indenture, as conclusively evidenced by his or her execution of a Series 1 Debenture. Each Series 1 Debenture shall additionally bear such distinguishing letters and numbers. Notwithstanding the foregoing, a Series 1 Debenture may be in such other form or forms as may, from time to time, be specified in an Officers’ Certificate pursuant to the Base Indenture. The Series 1 Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

2.10	Trustee

The Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series 1 Debentures.

7

2.11	Depository

The Series 1 Debentures shall be issued as Global Debentures. The Depository for the Series 1 Debentures shall be CDS Clearing and Depository Services Inc. and the Global Debenture representing the Series 1 Debentures shall be registered in the name of CDS Clearing and Depository Services Inc. (or any nominee of the Depository). A Debenture may be exchanged for Series 1 Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Series 1 Debentures or a nominee thereof as provided in Section 3.2 of the Base Indenture.

2.12	Currency of Payment

The principal and interest, and Redemption Price, on the Series 1 Debentures will be payable in Canadian dollars.

ARTICLE 3

MISCELLANEOUS PROVISIONS

3.1	Confirmation of Indenture

The Base Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in the Indenture declared and provided for and agree to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Counterparts and Formal Date

This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Supplemental Indenture.

3.4	Governing Law

This Supplemental Indenture and the Series 1 Debentures shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. With respect to any suit, action or proceedings relating to this Supplemental Indenture or any Series 1 Debenture, the Corporation, the Trustee and each Debentureholder irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

8

In witness whereof this Series 1 Supplemental Trust Indenture has been duly executed by the parties hereto as of the day and year first above written.

NORTH AMERICAN ENERGY PARTNERS INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

CIBC MELLON TRUST COMPANY

By	“Robert Solis”
Name: Robert Solis
Title: Manager, Corporate Trust

By	“Roberta Massender”
Name: Roberta Massender
Title: Manager, Corporate Trust

NORTH AMERICAN CONSTRUCTION GROUP INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN CAISSON LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN CONSTRUCTION LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN ENGINEERING INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN ENTERPRISES LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN INDUSTRIES INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN MAINTENANCE LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN MINING INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN PIPELINE INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

By

NORTH AMERICAN ROAD INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN SERVICES INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN SITE DEVELOPMENT LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN SITE SERVICES INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN PILE DRIVING INC.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

NORTH AMERICAN FLEET COMPANY LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

DRILLCO FOUNDATION CO. LTD.

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

DF INVESTMENTS LIMITED

By	“Rod Ruston”
Name: Rod Ruston
Title: President & Chief Executive Officer

SCHEDULE A

FORM OF GLOBAL DEBENTURE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”), NORTH AMERICAN ENERGY PARTNERS INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE THEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

CUSIP [—]

No. —	$[—]

NORTH AMERICAN ENERGY PARTNERS INC.

(A corporation governed by the laws of Canada)

9.125% SERIES 1 SENIOR UNSECURED DEBENTURE DUE 2017

NORTH AMERICAN ENERGY PARTNERS INC. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of April 7, 2010, as supplemented by a first supplemental trust indenture (the “Supplemental Indenture”) to be dated as of April 7, 2010 in each case among the Corporation, certain subsidiaries of the Corporation, as guarantors, and CIBC Mellon Trust Company (the “Debenture Trustee”) and promises to pay to the registered holder hereof on April 7, 2017 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture and the Supplemental Indenture the principal sum of [—] ($[—]) in lawful money of Canada on presentation and surrender of this Series 1 Debenture at the main branch of the Debenture Trustee in Toronto, Ontario or Calgary, Alberta or any paying agent, in accordance with the terms of the Indenture and the Supplemental Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 9.125% per annum, in like money, in arrears in equal semi-annual installments on April 7 and October 7 in each year commencing on October 7, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money.

Interest hereon shall be payable by electronic transfer of funds or by other means to the registered holder hereof and, subject to the provisions of the Indenture and the Supplemental Indenture, the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld, subject to the provisions of the Indenture), satisfy and discharge all liability for interest on this Series 1 Debenture.

This Series 1 Debenture is one of the Series 1 Debentures of the Corporation issued under the provisions of the Indenture and the Supplemental Indenture. The Series 1 Debentures authorized for issue immediately are limited to an aggregate principal amount of $[—] in lawful money of Canada. Reference is hereby expressly made to the Indenture and the Supplemental Indenture for a description of the terms and conditions upon which this Series 1 Debenture and other Debentures are or are to be issued and held and the rights and remedies of the holder of this Series 1 Debenture and other Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture and the Supplemental Indenture were herein set forth to all of which provisions the holder of this Series 1 Debenture by acceptance hereof assents.

The Series 1 Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture and the Supplemental Indenture, Series 1 Debentures of any denomination may be exchanged for an equal aggregate principal amount of Series 1 Debentures in any other authorized denomination or denominations.

This Series 1 Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture and the Supplemental Indenture at the redemption price set out therein.

Upon the occurrence of a Change of Control of the Corporation, the holders may require the Corporation to repurchase such holder’s Series 1 Debentures, in whole or in part, at a purchase price in cash equal to 101% of the principal amount of such Series 1 Debentures, plus accrued and unpaid interest, if any, to the date of purchase.

The indebtedness evidenced by this Series 1 Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct senior unsecured obligation of the Corporation.

The right is reserved to the Corporation to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Series 1 Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of directors, officers, employees, stockholders or shareholders of the Corporation or any Guarantor in respect of any obligation or claim arising out of the Indenture or this Series 1 Debenture.

This Series 1 Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta and Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Series 1 Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series 1 Debenture for cancellation. Thereupon a new Series 1 Debenture or Series 1 Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series 1 Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

This Series 1 Debenture, the Indenture and the Supplemental Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of Ontario.

Capitalized words or expressions used in this Series 1 Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture and the Supplemental Indenture.

IN WITNESS WHEREOF NORTH AMERICAN ENERGY PARTNERS INC. has caused this Series 1 Debenture to be signed by its authorized representatives as of the              day of                      2010.

NORTH AMERICAN ENERGY PARTNERS INC.

By:

By:

(FORM OF TRUSTEE’S CERTIFICATE)

This Series 1 Debenture is one of the 9.125% Series 1 Senior Unsecured Debentures due 2017 referred to in the Supplemental Indenture within mentioned.

CIBC MELLON TRUST COMPANY

By: (Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee of Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                         , whose address and social insurance number, if applicable, are set forth below, this Series 1 Debenture (or $             principal amount hereof*) of NORTH AMERICAN ENERGY PARTNERS INC. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Series 1 Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Series 1 Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*

If less than the full principal amount of the within Series 1 Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series 1 Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.

The registered holder of this Series 1 Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Series 1 Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution